UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT
LAWS OF SUCH JURISDICTION

THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR
PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT
DECISION IN RELATION TO THE NEW SHELL SHARES EXCEPT ON THE BASIS OF THE
INFORMATION IN THE SCHEME DOCUMENT, THE PROSPECTUS AND THE CIRCULAR WHICH ARE
PROPOSED TO BE PUBLISHED IN DUE COURSE

FOR IMMEDIATE RELEASE

8 April 2015

RECOMMENDED CASH AND SHARE OFFER FOR BG GROUP PLC BY ROYAL DUTCH SHELL PLC

Summary
The Boards of Shell and BG are pleased to announce that they have reached agreement on the terms of a recommended cash and share offer to be made by Shell for the entire issued and to be issued share capital of BG.
• Under the terms of the Combination, BG Shareholders will be entitled to receive:
 For each BG Share: 383 pence in cash; and
  0.4454 Shell B Shares1
• Based on the 90 trading day volume weighted average price of 2,170.3 pence per
Shell B Share on 7 April 2015 (being the last Business Day before the date of this Announcement), the terms of the Combination represent:
- a value of approximately 1,350 pence per BG Share; and
- a premium of approximately 52% to the 90 trading day volume weighted average price of 890.4 pence per BG Share on 7 April 2015.

1. The issue of Shell B Shares is subject to the continuing validity of the
Dutch Revenue Service’s consent described in paragraph 13 of this Announcement, such consent being conditional on the Combination being implemented pursuant to a scheme of arrangement. If Shell were to implement the Combination by way of a takeover offer in the specific circumstances set out in paragraphs 13 and 27 of this Announcement, the share component of the Consideration would comprise Shell
A Shares only and BG Shareholders would be entitled to receive 0.4454 Shell A
Shares and 383 pence in cash per BG Share.

• Based on the Closing Price of 2,208.5 pence per Shell B Share on 7 April 2015
(being the last Business Day before the date of this Announcement), the terms of the Combination represent:
- a value of approximately 1,367 pence per BG Share;
- a premium of approximately 50% to the Closing Price of 910.4 pence per BG
Share on 7 April 2015; and
- a value of approximately £47.0 billion for BG’s entire issued and to be issued share capital.
• The Combination will result in BG Shareholders owning approximately 19% of the
Combined Group.
• Shell expects the Combination to accelerate its growth strategy in global LNG and deep water.
• The Combination will add some 25% to Shell’s proved oil and gas reserves2 and
20% to production, each on a 2014 basis, and provide Shell with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.
• The Combination has the potential to unlock further value for both sets of shareholders from the combined portfolio. An enhanced set of upstream positions will be a springboard to high-grade the Combined Group’s longer term portfolio, increase asset sales and reduce capital investment, thereby enhancing the
Combined Group’s capacity to pay dividends and undertake share buybacks.
• Shell expects the Combination to generate pre tax synergies of approximately
$2.5 billion per annum (which have been reported on) and has also identified further significant opportunities.
• In the near term, BG Shareholders will benefit from the dividends enjoyed by
Shell Shareholders3. Shell today confirms its intention to pay dividends of
$1.88 per ordinary share in 2015 and at least that amount in 2016.
• In the medium term, all shareholders will benefit from the potential for enhanced cash flow and a continued drive to grow returns and enhance capital efficiency from the combined portfolio.

2. Based on Shell’s proved oil and gas reserves calculated on an SEC basis for the financial year ended 31 December 2014 of 13,081 mboe and BG’s proved oil and gas reserves calculated on a PRMS basis for the same period of 3,612 mboe.
Please see paragraph 15 of Appendix 3 for further information.
3. BG Shareholders will be entitled to receive each Shell dividend for which the record date falls after completion of the Combination.

• Shell expects to commence a share buyback programme in 2017 of at least $25 billion for the period 2017 to 20204. Shell expects this programme to offset the shares issued under the Shell scrip dividend programme and to significantly reduce the equity issued in connection with the Combination.
Commenting on today’s announcement, Jorma Ollila, Chairman of Shell said:
“This is an important transaction for Shell, accelerating the delivery of our strategy for shareholders. The result will be a more competitive, stronger company for both sets of shareholders in today’s volatile oil price world.
BG shareholders will receive significant value through the premium being offered for their shares. They will become shareholders in Shell, accessing an attractive dividend policy, a share in the significant synergies and the compelling upside and enhanced operating capability of the combined group.
We believe that the combination is in the interests of both our companies and their shareholders.”

Commenting on the Combination, Ben van Beurden, CEO of Shell said:
“Bold, strategic moves shape our industry. BG and Shell are a great fit. This transaction fits with our strategy and our read on the industry landscape around
us.
At the start of 2014, Shell embarked on an improvement programme, including divestments and the restructuring of underperforming businesses, whilst at the same time delivering profitable new projects for shareholders. This programme is delivering, at the bottom line.
BG will accelerate Shell’s financial growth strategy, particularly in deep water and liquefied natural gas: two of Shell's growth priorities and areas where the company is already one of the industry leaders. Furthermore, the addition of
BG's competitive natural gas positions makes strategic sense, ahead of the long-term growth in demand we see for this cleaner-burning fuel.
This transaction will be a springboard for a faster rate of portfolio change, particularly in exploration and other long term plays. We will be concentrating on fewer themes, and at a larger scale, to drive profitability and balance risk, and unlock more value from the combined portfolios.
Over time, the combination will enhance our free cash flow potential, and our capacity to undertake share buybacks, where I expect to see a substantial increase in pace.”
4. Subject to progress with debt reduction and Brent oil prices recovering towards the middle of Shell’s long term planning range of $70-$90-$110 per barrel. Shell intends to buy back the cheaper of the Shell A and Shell B Shares from a Shell perspective.

Commenting on the Combination, Andrew Gould, Chairman of BG said:
“This offer represents an attractive return for BG shareholders. BG has a strong portfolio of operations including growth assets in Australia and Brazil and a highly competitive LNG business, as well as an enviable track record of exploration success. The BG Board remains confident in BG’s long-term prospects under the leadership of Helge Lund. Shell’s offer, however, allows us to accelerate and de-risk the delivery of this value. The structure of the offer will provide BG shareholders with an attractive premium and a substantial cash return as well as enabling them, if they wish, to participate in the benefits of the combination through the share component. For these reasons, the BG Board recommends the offer.”

Commenting on the Combination, Helge Lund, CEO of BG said:
“The offer from Shell delivers attractive returns to shareholders and has strong strategic logic. BG’s deep water positions and strengths in exploration, liquefaction and LNG shipping and marketing will combine well with Shell’s scale, development expertise and financial strength. The consolidated business will be strongly placed to develop the growth projects in BG’s portfolio. The transaction will take time to complete, during which my team and I will remain committed to BG and our shareholders, and to safely delivering our 2015 business plan.”
• It is intended that the Combination will be implemented by way of a court sanctioned scheme of arrangement under Part 26 of the Companies Act 2006, further details of which are contained in the full text of this Announcement.
However, Shell reserves the right to implement the Combination by way of a takeover offer (as defined in Part 28 of the Companies Act 2006), subject to the
Panel’s consent and the terms of the Co operation Agreement.
• The Boards of Shell and BG have agreed that BG Shareholders will continue to be entitled to receive their final dividend for 2014 of 14.37 cents (9.52 pence)
per BG Share which has already been announced by BG, as well as an interim dividend in respect of the six month period up to 30 June 2015 of not more than the interim dividend in respect of the six month period up to 30 June 2014 of
14.38 cents per BG Share. In addition, should completion of the Combination occur after the record date for Shell’s 2015 fourth quarter interim dividend, BG
Shareholders would be entitled to receive a further BG dividend in respect of
2015 of not more than the final dividend for 2014 of 14.37 cents per BG Share.
If, however, completion of the Combination occurs prior to the record date for
Shell’s 2015 fourth quarter interim dividend, BG Shareholders would receive that
Shell dividend and would not receive a further BG dividend for 2015.
• BG Shareholders will be entitled to elect to receive the share component of the Consideration in the form of Shell A Shares, as opposed to Shell B Shares, at the same exchange ratio.
• Shell will also provide a Mix and Match Facility, which will allow BG
Shareholders to elect, subject to off-setting elections, to vary the proportions in which they receive New Shell Shares and cash. The Mix and Match Facility will not change the total number of New Shell Shares to be issued or the maximum amount of cash that will be paid under the terms of the Combination.
• The BG Directors, who have been so advised by Goldman Sachs International and
Robey Warshaw LLP, consider the financial terms of the Combination to be fair and reasonable. In providing advice to the BG Directors, Goldman Sachs
International and Robey Warshaw LLP have taken into account the commercial assessments of the BG Directors.
• Accordingly, the BG Directors intend unanimously to recommend that BG
Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Combination at the BG General Meeting, as they have irrevocably undertaken to do in respect of their own beneficial holdings of
217,564 BG Shares representing, in aggregate, approximately 0.006% of BG’s issued share capital on 7 April 2015, being the last Business Day before the date of this Announcement. Further details of these irrevocable undertakings are set out in Appendix 4 to this Announcement.
• The Combination will be put to the vote of Shell Shareholders as a Class 1 transaction for Shell for the purposes of the Listing Rules. The Shell Directors consider the Combination to be in the best interests of Shell and the Shell
Shareholders as a whole and intend unanimously to recommend that Shell
Shareholders vote in favour of the Shell Resolutions to be proposed at the Shell
General Meeting which will be convened in connection with the Combination.
• The Shell Directors have received financial advice from Bank of America
Merrill Lynch in relation to the Combination. In providing their advice to the
Shell Directors, Bank of America Merrill Lynch has relied upon the Shell
Directors’ commercial assessment of the Combination.
• The Combination will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Scheme Document including the sanction of the Scheme by the Court and the approval of Shell Shareholders. The
Pre-Conditions and Conditions include the receipt of various antitrust and foreign investment approvals, other regulatory consents and waivers of any termination rights, pre-emption rights, rights of first refusal or similar rights in a number of jurisdictions, as further described in paragraph 8 of this
Announcement.
• The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the BG General Meeting and the expected timetable, and will specify the action to be taken by Scheme Shareholders. It is expected that the Scheme Document will be despatched to BG Shareholders towards the end of 2015 or in early 2016, and no later than 28 days after the date on which the Pre-Conditions are satisfied and/or waived, as applicable, save as the
Panel may otherwise permit.
• It is expected that the Prospectus, containing information about the New Shell
Shares, will be published at the same time as the Scheme Document is posted to
BG Shareholders. It is also expected that the Circular, containing details of the Combination and notice of the Shell General Meeting, will be posted to Shell
Shareholders at the same time as the Scheme Document is posted to BG
Shareholders, with the Shell General Meeting being held at or around the same time as the BG Meetings.
• The Scheme is expected to become effective in early 2016, subject to the satisfaction or waiver of the Pre-Conditions set out in Appendix 1 and the
Conditions and certain further terms set out in Appendix 2 to this Announcement.
Summary of strategic fit and financial returns
• BG is highly complementary with Shell’s strategic priorities of deep water and
LNG.
• By applying its capabilities to the BG assets, Shell believes that, by around
2020, the Combined Group will have5:
o two strategic growth businesses – deep water and integrated gas – that could potentially each generate $15-$20 billion of cash flow from operations per annum;
o upstream and downstream engines that could potentially generate a further combined $15-$20 billion of cash flow from operations per annum in total; and
o long-term positions which could potentially add around a further $10 billion of cash flow from operations per annum.
• Shell expects the Combination to be mildly accretive to earnings per share in
2017 and strongly accretive to earnings per share from 2018 onwards, on a current cost of supply basis and excluding identified items6.
• Shell expects the Combination to be accretive to cash flow from operations per share from 20166.
• The Combination would have reduced Shell’s return on average capital employed by around 1.5%, on a 2014 pro-forma basis, but Shell expects the effect on return on average capital employed to be neutral from 2018, with potential for growth in returns thereafter, assuming flat oil prices6.
• Shell expects asset sales to increase and to total $30 billion for the period
2016 to 2018.
• Shell's appraisal of BG is based on an intrinsic asset value assessment across a range of oil prices and on the strong cash flow growth potential of the
Combined Group.
• The Combined Group’s priorities for cash will be (1) debt reduction; (2)
dividends; and (3) share buybacks and capital investment.

5. These ranges are not intended to be capable of being aggregated to form a cash flow target for the Combined Group, and assume Brent oil prices return to around the middle of Shell’s long term planning range. These statements should not be construed as profit forecasts and are not subject to the requirements of
Rule 28 of the City Code.
6. Per share impacts assume Brent oil prices 2016 $67/bbl; 2017 $75/bbl;
2018-2020 $90/bbl (all on a 2014 real terms basis) and completion of the
Combination in early 2016. The statements that the Combination is expected to be accretive to cash flow from operations per share and to earnings per share, or that the effect on return on average capital employed is expected to be neutral in 2018, should not be construed as profit forecasts and are therefore not subject to the requirements of Rule 28 of the Code. Such statements should not be interpreted to mean that cash flow from operations and earnings per share, or income on a clean current cost of supply basis, in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

• Shell plans to pay down debt from 2016 in order to maintain a strong balance sheet and credit rating to underpin its business model.
• Balance sheet gearing would have been approximately 20% for the Combined Group on a 2014 pro-forma basis.
This summary should be read in conjunction with, and is subject to, the full text of this Announcement (including the Appendices). The Combination will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the Scheme Document. Appendix 3 contains sources and bases of certain information contained in this Announcement. Details of irrevocable undertakings received by Shell are set out in Appendix 4. Appendix 5 contains information relating to the Quantified Financial Benefits Statement made in this
Announcement and the reports of Shell’s reporting accountant and financial adviser. Appendix 6 contains the definitions of certain terms used in this
Announcement.
For the purposes of Rule 28 of the City Code, the Quantified Financial Benefits
Statement contained in this Announcement is the responsibility of Shell and the
Shell Directors. Any statement of intention, belief or expectation for the
Combined Group following the Effective Date is an intention, belief or expectation of the Shell Directors and not of the BG Directors.
Analyst and investor presentations
Shell will be presenting (together with the Chairman of BG) to investors and analysts on the Combination at 9.00-11.00 and 15.00-17.00 UK time today.
There will also be live webcasts of these presentations. Information on how to access the live audio webcast can be found at www.shell.com and
www.bg-group.com.
Subject to certain restrictions, the recorded presentation and the accompanying slides will be available to all interested parties at www.shell.com and
www.bg-group.com. Your attention is also drawn to the important information at the back of this Announcement.
Enquiries:
Shell
Media
Shell International Media Relations      +44 207 934 5550
Shell Americas Media Relations       +1 713 241 4544
Investors
Shell International Investor Relations      +31 70 377 4540
Shell North America Investor Relations      +1 832 337 2034
Shell financial adviser – Bank of America Merrill Lynch
Simon Mackenzie Smith       +44 20 7628 1000
Julian Mylchreest
Shell communications adviser - Finsbury
James Murgatroyd       +44 20 7251 3801
Dorothy Burwell
BG
Media
Lachlan Johnston       +44 118 929 2942
Kim Blomley        +44 118 938 6568
Out of Hours Media Mobile       +44 7917 185 707
Investors
Mark Lidiard        +44 118 929 2079
Siobhán Andrews       +44 118 929 3171
Ian Wood        +44 118 929 3829
Investor Relations       +44 118 929 3025
BG financial advisers
Goldman Sachs International
Karen Cook        +44 20 7774 1000
Mark Sorrell
Robey Warshaw LLP
Simon Robey        +44 20 7317 3900
Simon Warshaw
BG communications adviser - Brunswick
Mike Harrison        +44 20 7404 5959
Important notices relating to financial advisers
Merrill Lynch International, a subsidiary of Bank of America Corporation, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for
Shell and no one else in connection with the Combination and will not be responsible to anyone other than Shell for providing the protections afforded to its clients or for providing advice in relation to the Combination or any other matters referred to in this Announcement.
Goldman Sachs International, which is authorised by the Prudential Regulation
Authority and regulated by the FCA and the Prudential Regulation Authority in
the UK, is acting for BG and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than BG for providing the protections afforded to its clients, or for giving advice in connection with any matter referred to in this Announcement.
Robey Warshaw LLP, which is authorised and regulated by the FCA in the UK, is acting as financial adviser exclusively for BG and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than BG for providing the protections afforded to its clients, nor for providing advice in relation to the matters referred to in this Announcement.
Further information
This Announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws. The Combination will be implemented solely pursuant to the terms of the Scheme Document, which will contain the full terms and conditions of the Combination, including details of how to vote in respect of the Combination. Any decision in respect of, or other response to, the Combination should be made only on the basis of the information contained in the Scheme Document.
This Announcement does not constitute a prospectus or prospectus equivalent document.

Information relating to BG Shareholders
Please be aware that addresses, electronic addresses and certain other information provided by BG Shareholders, persons with information rights and other relevant persons for the receipt of communications from BG may be provided to Shell during the Offer Period as required under Section 4 of Appendix 4 of the City Code.
Overseas jurisdictions
The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their BG Shares with respect to the Scheme at the Court Meeting, or to execute and deliver forms of proxy appointing another to vote at the Court
Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this
Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
Unless otherwise determined by Shell or required by the City Code, and permitted by applicable law and regulation, the Combination will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Combination by any such use, means, instrumentality or form within a
Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this
Announcement and any formal documentation relating to the Combination are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any
Restricted Jurisdiction.  If the Combination is implemented by way of an Offer
(unless otherwise permitted by applicable law and regulation), the Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any
Restricted Jurisdiction and the Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.
The availability of New Shell Shares under the Combination to BG Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.
Further details in relation to BG Shareholders in overseas jurisdictions will be contained in the Scheme Document.
Additional US information
The Combination relates to the shares of a UK company and is subject to UK procedural and disclosure requirements that are different from those of the US.
Any financial statements or other financial information included in this
Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Combination, since
Shell and BG are located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United
States. US holders of shares in BG or Shell may not be able to sue Shell, BG or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel Shell, BG and their respective affiliates to subject themselves to the jurisdiction or judgment of a
US court.
Investors should be aware that Shell may purchase or arrange to purchase BG
Shares otherwise than under any takeover offer or scheme of arrangement related to the Combination, such as in open market or privately negotiated purchases.
The Combination may be implemented under a scheme of arrangement provided for under English company law. If so, it is expected that any securities to be issued under the Combination would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section
3(a)(10) thereof and also would not be subject to the tender offer rules under the US Exchange Act.
The Combination may, in the circumstances provided for in this Announcement, be implemented by way of a takeover offer under English law. If so, any securities to be issued under the Combination may be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. Alternatively, any securities to be issued under the Combination may be registered under the US Securities Act. If the Combination is implemented by way of takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under
Rules 14d-1(c) and 14d-1(d) thereunder.
BG Shareholders and holders of BG ADRs are urged to read any documents related to the Combination filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Combination and any related offer of securities. Such documents will be available free of charge at the SEC's web site at www.sec.gov and from Shell at www.shell.com. Nothing in this Announcement shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Combination.

Cautionary note regarding forward looking statements
This Announcement contains certain forward looking statements with respect to the financial condition, results of operations and businesses of Shell and BG and their respective Groups, and certain plans and objectives of Shell with respect to the Combined Group. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Forward looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward looking statements include, among other things, statements concerning the potential exposure of Shell, BG and the Combined Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "goals", "intend", "may", "objectives", "outlook", "plan", "probably",
"project", "risks", "seek", "should", "target", "will" and similar terms and phrases.
There are a number of factors that could affect the future operations of Shell,
BG and the Combined Group and that could cause results to differ materially from those expressed in the forward looking statements included in this Announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell, BG and the Combined Group’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions.
All forward looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional risk factors that may affect future results are contained in Shell's Form 20-F for the year ended 31 December 2014 (available at
www.shell.com/investor and www.sec.gov). These risk factors expressly qualify all forward looking statements contained in this Announcement and should also be considered by the reader.

For a discussion of important factors which could cause actual results to differ from forward looking statements relating to BG and the BG Group, refer to BG’s
Annual Report and Accounts for the year ended 31 December 2014.
Each forward looking statement speaks only as of the date of this Announcement.
None of Shell, the Shell Group, BG or the BG Group undertakes any obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except to the extent legally required.
In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this
Announcement.
Rounding
Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.
No forecasts or estimates
No statement in this Announcement (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supply (“CCS”) basis for Shell, BG or the Combined Group, as appropriate, for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean CCS basis for Shell or BG as appropriate.

Quantified financial benefits
The statements in the Quantified Financial Benefits Statement relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Quantified Financial Benefits Statement contained in this
Announcement is the responsibility of Shell and the Shell Directors.
Rule 2.10 information
In accordance with Rule 2.10 of the City Code, Shell confirms that, as at the date of this Announcement, it has the following relevant securities held and in issue outside treasury: 3,894,584,881 A ordinary shares of €0.07 each, with ISIN reference GB00B03MLX29; and 2,440,410,614 B ordinary shares of €0.07 each, with
ISIN reference GB00B03MM408, each admitted to trading on the main market of the
London Stock Exchange and on Euronext Amsterdam. The total number of Shell A ordinary shares and B ordinary shares held and in issue outside treasury is
6,334,995,495. Shell has A and B American Depositary Shares (ADSs) listed on the
New York Stock Exchange. The Bank of New York Mellon acts as depositary. Each A
ADS represents two A ordinary shares of €0.07 each and each B ADS represents two
B ordinary shares of €0.07 each. The Shell A ADSs have the trading symbol RDS.A and ISIN US7802592060 and the Shell B ADSs have the trading symbol RDS.B and
ISIN US7802591070.
In accordance with Rule 2.10 of the City Code, BG confirms that, as at the date of this Announcement, it has the following relevant securities held and in issue outside treasury: 3,414,440,911 ordinary shares of 10 pence each that are admitted to trading on the main market of the London Stock Exchange. The ISIN for BG’s ordinary shares is GB0008762899. BG has a sponsored Level 1 American
Depositary Receipts (ADR) programme. Each ADR represents one BG ordinary share.
The ADRs trade in the over-the-counter market, OTCQX International Premier. The trading symbol for these securities is BRGYY and the ISIN is US0554342032.
Disclosure requirements of the City Code
Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and
(ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business
Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an
Opening Position Disclosure must instead make a dealing disclosure.
Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in
1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom
Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the
Business Day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1,
8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44
(0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.
Publication on website and availability of hard copies
A copy of this Announcement is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Shell’s website www.shell.com and on BG’s website www.bg-group.com by no later than 12 noon (London time) on the Business Day following this
Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this
Announcement.
Shell and BG Shareholders may request a hard copy of this Announcement by contacting Equiniti during business hours on +44 (0)121 415 7073 (for Shell
Shareholders) or +44 (0)121 415 7029 (for BG Shareholders) or by submitting a request in writing to Equiniti at Aspect House, Spencer Road, Lancing, West
Sussex BN99 6DA.
If you are in any doubt about the contents of this Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and
Markets Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO
ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT
LAWS OF SUCH JURISDICTION
THE FOLLOWING ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS OR
PROSPECTUS EQUIVALENT DOCUMENT AND INVESTORS SHOULD NOT MAKE ANY INVESTMENT
DECISION IN RELATION TO THE NEW SHELL SHARES EXCEPT ON THE BASIS OF THE
INFORMATION IN THE SCHEME DOCUMENT, THE PROSPECTUS AND THE CIRCULAR WHICH ARE
PROPOSED TO BE PUBLISHED IN DUE COURSE
FOR IMMEDIATE RELEASE
8 April 2015

RECOMMENDED CASH AND SHARE OFFER FOR BG GROUP PLC BY ROYAL DUTCH SHELL PLC
1. Introduction
The Boards of Shell and BG are pleased to announce that they have reached agreement on the terms of a recommended cash and share offer to be made by Shell for the entire issued and to be issued share capital of BG.
The Combination is to be implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006.
2. The Combination
Under the terms of the Combination, which will be subject to the Pre-Conditions set out in Appendix 1, the Conditions and certain further terms set out in
Appendix 2 and to the full terms and conditions which will be set out in the
Scheme Document, BG Shareholders will be entitled to receive:
 For each BG Share: 383 pence in cash; and
  0.4454 Shell B Shares7

7. The issue of Shell B Shares is subject to the continuing validity of the
Dutch Revenue Service’s consent described in paragraph 13 of this Announcement, such consent being conditional on the Combination being implemented pursuant to a scheme of arrangement. If Shell were to implement the Combination by way of a takeover offer in the specific circumstances set out in paragraphs 13 and 27 of this Announcement, the share component of the Consideration would comprise Shell
A Shares only and BG Shareholders would be entitled to receive 0.4454 Shell A
Shares and 383 pence in cash per BG Share.

Based on the 90 trading day volume weighted average price of 2,170.3 pence per
Shell B Share on 7 April 2015 (being the last Business Day before the date of this Announcement), the terms of the Combination represent:
• a value of approximately 1,350 pence per BG Share; and
• a premium of approximately 52% to the 90 trading day volume weighted average price of 890.4 pence per BG Share on 7 April 2015.
Based on the Closing Price of 2,208.5 pence per Shell B Share on 7 April 2015
(being the last Business Day before the date of this Announcement), the terms of the Combination represent:
• a value of approximately 1,367 pence per BG Share;
• a premium of approximately 50% to the Closing Price of 910.4 pence per BG
Share on 7 April 2015; and
• a value of approximately £47.0 billion for BG’s entire issued and to be issued share capital.
The Combination will result in BG Shareholders owning approximately 19% of the
Combined Group.
The Boards of Shell and BG have agreed that BG Shareholders will continue to be entitled to receive their final dividend for 2014 of 14.37 cents (9.52 pence)
per BG Share which has already been announced by BG, as well as an interim dividend in respect of the six month period up to 30 June 2015 of not more than the interim dividend in respect of the six month period up to 30 June 2014 of
14.38 cents per BG Share. In addition, should completion of the Combination occur after the record date for Shell’s 2015 fourth quarter interim dividend, BG
Shareholders would be entitled to receive a further BG dividend in respect of
2015 of not more than the final dividend for 2014 of 14.37 cents per BG Share.
If, however, completion of the Combination occurs prior to the record date for
Shell’s 2015 fourth quarter interim dividend, BG Shareholders would receive that
Shell dividend and would not receive a further BG dividend for 2015.
BG Shareholders will benefit from access to Shell’s dividend policy in respect of each dividend for which the record date falls after completion of the
Combination. Shell confirms its intention to pay dividends of $1.88 per ordinary share in 2015 and at least that amount in 2016.
BG Shareholders will be entitled to elect to receive the share component of the
Consideration in the form of Shell A Shares, as opposed to Shell B Shares, at the same exchange ratio.
Shell will also provide a Mix and Match Facility, which will allow BG
Shareholders to elect, subject to off-setting elections, to vary the proportions in which they receive New Shell Shares and cash. The Mix and Match Facility will not change the total number of New Shell Shares to be issued or the maximum amount of cash that will be paid under the terms of the Combination.
The New Shell Shares will be issued credited as fully paid and will rank pari passu in all respects with Shell ordinary shares in issue at the time the New
Shell Shares are issued pursuant to the Combination, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date. Application will be made to the UK Listing Authority and to the London Stock Exchange for the New
Shell Shares to be admitted to the Official List of the UK Listing Authority and
to trading on the main market for listed securities of the London Stock
Exchange, respectively, and to Euronext Amsterdam N.V. for the New Shell Shares
to be admitted to listing and trading on Euronext Amsterdam.
The BG Shares will be acquired pursuant to the Combination fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto.
3. Recommendations
The BG Directors, who have been so advised by Goldman Sachs International and
Robey Warshaw LLP, consider the financial terms of the Combination to be fair and reasonable. In providing advice to the BG Directors, Goldman Sachs
International and Robey Warshaw LLP have taken into account the commercial assessments of the BG Directors.
Accordingly, the BG Directors intend unanimously to recommend that BG
Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Combination at the BG General Meeting, as they have irrevocably undertaken to do in respect of their own beneficial holdings of
217,564 BG Shares representing, in aggregate, approximately 0.006% of BG’s issued share capital on 7 April 2015, being the last Business Day before the date of this Announcement. Further details of these irrevocable undertakings are set out in Appendix 4 to this Announcement.
The Combination will be put to the vote of Shell Shareholders as a Class 1 transaction for Shell for the purposes of the Listing Rules. The Shell Directors consider the Combination to be in the best interests of Shell and the Shell
Shareholders as a whole and intend unanimously to recommend that Shell
Shareholders vote in favour of the Shell Resolutions to be proposed at the Shell
General Meeting which will be convened in connection with the Combination.
The Shell Directors have received financial advice from Bank of America Merrill
Lynch in relation to the Combination. In providing their advice to the Shell
Directors, Bank of America Merrill Lynch has relied upon the Shell Directors’
commercial assessment of the Combination.
4. Background to and reasons for recommendation
BG is an international exploration and production and LNG company. BG has a strong track record in exploration, having added on average approximately 900 million barrels of oil equivalent of resources to its portfolio every year for a decade. BG has also built a highly flexible LNG business, with a diverse portfolio of supply and market positions.
BG’s strategy has been to create value for shareholders by leveraging its capabilities in exploration and from its highly competitive LNG business. BG’s upstream production is currently sourced from base assets in ten countries and key growth projects in Brazil and Australia. Wide geological technical expertise combined with commercial agility enables the BG Group to access exploration opportunities, targeting low-cost early entry positions. BG also explores at existing hubs, aiming to leverage basin knowledge and existing infrastructure.
In LNG, the BG Group’s skills and capabilities span the whole LNG value chain.
BG made substantial progress on a number of fronts in 2014. The start-up of
QCLNG and the continued introduction of FPSOs in Brazil were notable operational successes. BG is well placed to manage the downturn in oil prices as it is reaching the end of a high capital expenditure cycle and will continue to add further production in 2015 from Brazil and Australia.
The BG Board is confident that BG’s stand-alone strategy, under the leadership of new Chief Executive Helge Lund, will deliver value for BG Shareholders.
However, the BG Board also believes that the Combination accelerates the delivery of value for BG Shareholders through the headline premium offered.
Furthermore, the share component of the Consideration provides BG Shareholders with the opportunity for continued exposure to a diversified oil and gas business, underpinned by the strong industrial logic of the Combination and
Shell’s intentions in relation to dividends.
In light of these factors, and having received advice from Goldman Sachs
International and Robey Warshaw LLP, the BG Directors consider the financial terms of the Combination to be fair and reasonable and intend unanimously to recommend that BG Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions relating to the Combination at the BG General Meeting.
5. Background to and reasons for the Combination
The Shell Board believes the Combination represents a compelling opportunity for shareholders of both Shell and BG to benefit from the significant value opportunity arising from the combination of the two highly complementary portfolios.
A leading LNG player
Shell already has a competitive position in integrated gas, with a broad-based and growing portfolio. Return on average capital employed, excluding identified items, from the business was 18% in 2014. Underlying earnings of $10.4 billion in 2014 represented an increase of 470% since 2009. Integrated gas is one of
Shell's key growth priorities.
The Combination will further develop Shell’s competitive position as a major producer and supplier of LNG, including in the core growth regions of Asia and the Atlantic basin. Shell and BG will realise immediate benefits from their complementary LNG production operations.
BG’s competitive supply position and focus on trading and shipping will also be further enhanced by Shell’s capabilities, volumes and relationships in these core areas for the future development of the global gas market.
The Combined Group’s equity LNG capacity is expected to be 45 mtpa in 2018, compared to Shell’s 26 mtpa in 2014.
Deepening of competitive position in deep water Brazil
Shell is well established as a leader in deep water with approximately 10% of its total production already coming from deep water fields. Shell's technology and capabilities in this area are recognised as among the best in the industry, and return on average capital employed for deep water, excluding identified items, is attractive at 12% in 2014.
In 2013, Shell entered the Libra pre-salt discovery in Brazil. This experience with Libra, coupled with its 100 years of history in Brazil, provides Shell with a high level of confidence in the profitability and growth potential that can be unlocked by combining Shell's capabilities, portfolio and relationships with
BG's competitive deep water position there.
The Combination will enhance Shell’s position as a major reserves holder and investor in Brazil, with the potential to increase Shell production from 52,000 boepd in 2014 to an estimated 550,000 boepd for the Combined Group at the end of the decade.
BG’s deep water Brazil acreage offers near-term growth and options in the Santos
Basin, complementing Shell’s existing production, and longer term growth potential from the Libra project.
The Combined Group will be the principal partner alongside Petrobras, working to ensure best practice and learnings are applied for the Combined Group’s deep water development in Brazil in the coming decades.
Springboard for further portfolio change in Shell
Shell is implementing a strategy to improve financial performance, enhance capital efficiency and ensure strong project delivery.
The Combination will add some 25% to Shell’s proved oil and gas reserves, increasing them to approximately 17 billion boe8, and 20% to oil and gas production, increasing it to 3.7 million boepd, in each case on a 2014 basis, with strong growth potential.
The Combination will result in an enhanced suite of growth projects and options for development, enabling acceleration of this strategy, creating a more competitive cost structure which would be better suited to a potentially sustained period of oil price volatility, and allowing a higher rate of portfolio restructuring and asset sales.
Capital investment and exploration spending for the Combined Group will be restructured and Shell expects a reduction to the organic capital investment programme to below $40 billion in 2016 and lower again in 2017. As part of this restructuring, combined conventional exploration spending will be reduced.
8. Based on Shell’s proved oil and gas reserves calculated on an SEC basis for the financial year ended 31 December 2014 of 13,081 mboe and BG’s proved oil and gas reserves calculated on a PRMS basis for the same period of 3,612 mboe.
Please see paragraph 15 of Appendix 3 for further information.

The Combined Group is expected to make substantial disposals of non-core operations following completion of the Combination. Subject to achieving what the Shell Board considers to be reasonable value for such operations, Shell expects these disposals to reach $30 billion during 2016 to 2018.
Cash flow, buyback potential and dividend intentions
Shell's net cash flow from operations in 2014 was approximately $45 billion, comprising approximately $20 billion from deep water and integrated gas, with the remainder from upstream and downstream engines and longer term positions, all at $99/bbl Brent oil prices.
By applying its capabilities to the BG assets, Shell believes that by around
2020 the Combination would drive a substantial improvement in Shell’s cash flow from operations and free cash flow, enhancing Shell’s dividend and share buyback potential. On this basis, Shell believes that by around 2020 the Combined Group will have9:
• two strategic growth businesses – deep water and integrated gas – that could potentially each generate $15-$20 billion of cash flow from operations per annum;
• upstream and downstream engines that could potentially generate a further combined $15-$20 billion of cash flow from operations per annum in total; and
• long-term positions which could potentially add around a further $10 billion of cash flow from operations per annum.
The final outcome will be influenced by factors such as operating and development performance, oil prices, asset sales, and the pace of new investment decisions.
Following completion of the Combination, Shell’s priorities for cash will be (1)
reducing debt; (2) dividends; and (3) share buy backs and capital investment, and Shell plans to pay down debt from 2016 in order to maintain a strong balance sheet and credit rating to underpin its business model.
Subject to progress with debt reduction and Brent oil prices recovering towards the middle of Shell’s long term planning range, Shell expects to commence a share buyback programme in 2017 of at least $25 billion for the period 2017 to
2020, with the number of shares to be repurchased under this programme intended to offset the shares issued under the Shell scrip dividend programme, and to significantly reduce the equity issued in connection with the Combination. The
Shell scrip dividend programme is expected to be withdrawn in 2017. Shell expects that buybacks of both Shell A and Shell B Shares will be possible from
2017, without significant dividend withholding tax implications for Shell. Shell intends to buy back the cheaper of the two shares from a Shell perspective.

9. These ranges are not intended to be capable of being aggregated to form a cash flow target for the Combined Group, and assume Brent oil prices return to around the middle of Shell’s long term planning range. These statements should not be construed as profit forecasts and are not subject to the requirements of
Rule 28 of the City Code.

Shell confirms its intention to pay dividends of $1.88 per ordinary share in
2015 and at least that amount in 2016.
6. Synergy potential of the Combination
Shell and BG have a good portfolio and country fit which offer synergy potential in a number of areas.
Shell is confident that, as a direct result of the Combination, the Combined
Group could generate attractive synergies and create additional shareholder value. Shell has identified pre-tax synergies that are expected to reach $2.5 billion per annum in 2018, comprising $1 billion of operating cost savings and a
$1.5 billion reduction in exploration expenditure. As reported below, Shell is also confident of realising additional synergies that cannot be quantified for reporting under the City Code at this time.
The potential sources of quantified cost savings, which are in addition to savings previously targeted by Shell and BG separately, include savings from:
• corporate, administrative, organisational and IT operational efficiencies;
• efficiencies in marketing and shipping costs;
• efficiencies in operated procurement spend; and
• the reduction in exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.
These savings would be incremental to any savings already planned by Shell.
The cost savings referred to in the first two bullets above are expected to be recurring.
Shell estimates that the implementation of the operating cost savings would give rise to one-off costs of approximately $980 million incurred in the first three years post completion to the end of 2018, of which approximately 65% would be incurred in 2016 and 30% in 2017. No material costs are expected to arise in relation to the implementation of the reduction in exploration expenditure.
Please refer to Appendix 5 for further detail on these estimated synergies.
These estimated synergies have been reported on under the City Code by Deloitte
LLP, and by Shell’s financial adviser, Bank of America Merrill Lynch. Copies of their letters are included in Parts B and C of Appendix 5 of this Announcement.
References in this Announcement to those estimated synergies should be read in conjunction with those parts of Appendix 5.
In addition, Shell is confident of realising additional synergies that cannot be quantified for reporting under the City Code. These include LNG integration opportunities in the Atlantic basin and in Trinidad; and project coordination and best practice learnings in deep water Brazil.
7. Financial effects of the Combination
Shell believes that there are significant benefits to its shareholders from a combination with BG.
• Shell expects the Combination to be mildly accretive to earnings per share in
2017 and strongly accretive to earnings per share from 2018 onwards, on a current cost of supply basis and excluding identified items.10
• Shell expects the Combination to be accretive to cash flow from operations per share from 2016. 10
• The Combination would have reduced Shell’s return on average capital employed by around 1.5%, on a 2014 pro-forma CCS basis, excluding identified items. Shell expects the impact on return on average capital employed from the Combination to be neutral from 2018.10 Shell intends to continue its drive for higher returns over time with potential for growth in returns after 2018, assuming flat oil prices.
Further Information
Shell’s appraisal of BG’s intrinsic asset value assessment is based across a range of long term oil price assumptions, where Shell uses Brent oil prices of
$70-$90-$110 per barrel (on 2014 real terms basis).
Per share impacts assume Brent oil prices 2016 $67/bbl; 2017 $75/bbl; 2018-2020
$90/bbl (all on a 2014 real terms basis) and completion of the Combination in early 2016.
The Combination will be presented in Shell’s accounts under IFRS 3 and 13. This will result in an annual non-cash post tax charge to the profit and loss account through a step up in annual depreciation charges of approximately $2 billion.
The final figure will be assessed once the Combination has been completed.

10. Per share impacts assume Brent oil prices 2016 $67/bbl; 2017 $75/bbl;
2018-2020 $90/bbl (all on a 2014 real terms basis) and completion of the
Combination in early 2016. The statements that the Combination is expected to be accretive to cash flow from operations per share and to earnings per share, or that the effect on return on average capital employed is expected to be neutral in 2018, should not be construed as profit forecasts and are therefore not subject to the requirements of Rule 28 of the Code. Such statements should not be interpreted to mean that cash flow from operations and earnings per share, or income on a clean current cost of supply (“CCS)” basis, in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

8. Pre-Conditions and Conditions
The receipt of competition authority clearances in the EU, Brazil, China, and
Australia, as well as foreign investment approval in Australia, are
Pre-Conditions to the Combination.
It is expected that the Scheme Document will be despatched to BG Shareholders no later than 28 days after the date on which the Pre-Conditions are satisfied and/or waived, as applicable, save as the Panel may otherwise permit.
In addition to the Pre-Conditions, the Combination is conditional, among other things, on: (i) the BG Meetings being held no later than the 22nd day after the expected date of the BG Meetings to be set out in the Scheme Document in due
course (or such later date as may be agreed between Shell and BG); (ii) approval by the requisite majorities of BG Shareholders at the BG Meetings; (iii) the
Scheme being sanctioned by the Court no later than the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document
in due course (or such later date as may be agreed between Shell and BG); (iv)
the Scheme becoming effective no later than the Long Stop Date; and (v) approval by Shell Shareholders of the Shell Resolutions at the Shell General Meeting.
The Combination is also conditional on the receipt of various other antitrust and foreign investment approvals, other regulatory consents and waivers or non-exercise of any termination rights, pre-emption rights, rights of first refusal or similar rights in a number of jurisdictions, including (where required) Brazil, Trinidad and Tobago, the US, Tanzania, Kazakhstan, Norway and
the UK. The relevant Conditions are contained in paragraphs (g), (h), (i) and
(j) of Part A of Appendix 2.
9. Information relating to BG
BG is a world IOC leader in natural gas, with a broad portfolio of business interests focused on exploration and production and LNG. Active in more than 20 countries on five continents, BG combines a deep understanding of gas markets with a proven track record in finding and commercialising reserves.
BG’s strategy is to create value by leveraging its capabilities in exploration and from its highly competitive LNG business. BG’s Upstream production is currently sourced from base assets in ten countries and key growth projects in
Brazil and Australia. Wide geological technical expertise combined with commercial agility enables BG to access exploration opportunities, targeting low-cost early entry positions. BG also explores at existing hubs, aiming to leverage basin knowledge and existing infrastructure. In LNG, the BG Group’s skills and capabilities span the whole LNG value chain.
BG has two business segments: Upstream and LNG Shipping & Marketing.
Upstream
BG explores for, develops, produces and markets gas and oil around the world.
The Upstream business segment covers exploration and production activities plus liquefaction operations associated with integrated LNG projects.
LNG Shipping & Marketing
BG purchases, ships, markets and sells LNG. The LNG Shipping & Marketing segment covers these activities, as well as the BG Group’s interests and capacity in regasification facilities.
For the year ended 31 December 2014, on a business performance basis11, BG generated revenue and other operating income of $19,546 million and profit before tax of $6,268 million, pre-tax operating cash flow of $10,015 million and production of 606 kboepd. As at 31 December 2014, BG had gross assets of $61,846 million.
10. Information relating to Shell
Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and production, aiming for strong operational performance and productive investments around the world.
As at 7 April 2015, the market capitalisation of Shell was approximately $201.2 billion and for the year ended 31 December 2014, Shell had net cash flow from operations of $45 billion and production of 3,080 kboepd.
Shell explores for oil and gas worldwide, both from conventional fields and from sources such as tight rock, shale and coal formations, develops new oil and gas supplies from major fields and continues to expand its integrated gas business.
Shell operates a portfolio of refineries and chemical plants enabling it to capture value from the oil and gas that it produces, and has a strong retail position not only in major industrialised countries but also in developing countries.
Shell’s reporting segments are Upstream, Downstream and Corporate. Upstream comprises the operating segments Upstream International and Upstream Americas.
Upstream and Downstream earnings include their respective elements of Projects &
Technology and of trading activities. Corporate comprises Shell’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions.
Upstream
Shell’s Upstream business searches for and recovers crude oil and natural gas.
Shell Upstream liquefies and transports natural gas, and operates the infrastructure needed to deliver both oil and natural gas to market. The
Upstream business also extracts bitumen from oil sands and

11. Business performance excludes discontinued operations and disposals, certain re-measurements and impairments and certain other exceptional items as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the BG Group’s on-going business. After disposals, re-measurements and impairments, BG generated total revenue and other operating income of $19,949 million and a total loss before tax of $2,330 million, each for the year ended 31 December 2014.

converts it into synthetic crude oil. Shell is also a developer of wind power as a means to generate electricity.
Shell’s Upstream businesses are grouped into two organisational units: Upstream
Americas, covering the Americas, and Upstream International, covering the rest of the world, with major interests in Europe, Asia/Middle East/Russia,
Australia/Oceania and Africa.
Downstream
Shell’s Downstream business manages its refining and marketing activities for oil products and chemicals. Refining includes manufacturing, supply and shipping of crude oil. Marketing sells a range of products, including fuels, lubricants, bitumen and liquefied petroleum gas, for home, transport and industrial use.
Chemicals produces and markets petrochemicals for industrial customers, including the raw materials for plastics, coatings and detergents.
The Downstream business also trades crude oil, oil products and petrochemicals
(including supply to Shell’s own businesses), markets gas and power and oversees
Shell’s interests in alternative energy (excluding wind) and CO2 management.
Projects & Technology
Shell’s Projects & Technology organisation manages the delivery of major projects and drives research and innovation to develop new technologies. Shell
Projects & Technology provides technical services and technology capability in upstream and downstream activities and is also responsible for providing leadership across Shell in the areas of safety and environment and contracting and procurement.
11. Management, employees and locations
Shell attaches great importance to the skills and experience of the existing management and employees of BG. The Combined Group will augment the capabilities of both Shell and BG and will offer significant opportunities for employees in a business of greater size and scope and will incorporate the skills and talents present in both companies.
Shell confirms that it has given assurances to the BG Directors that, upon and following completion of the Combination, it intends to fully safeguard the existing employment and pension rights of all of the BG Group’s management and employees.
The Shell Board recognises that in order to achieve the expected benefits of the
Combination, operational and administrative restructuring will be required following completion of the Combination. The detailed steps for such a restructuring are not yet known but Shell will aim to retain the best talent across the Combined Group.
12. Shell A Share alternative and difference between Shell A and B Shares
Shell A Share alternative
In addition to the Mix and Match Facility described below, as an alternative to receiving the share component of the Consideration in the form of Shell B
Shares, BG Shareholders will be able to elect to receive the share component in the form of Shell A Shares at the same exchange ratio.
If a BG Shareholder does not make an election to receive the share component of the Consideration in the form of Shell A Shares, it will (subject to paragraph
13 below) receive 0.4454 Shell B Shares per BG Share in respect of the share component of the Consideration.
Difference between Shell A Shares and Shell B Shares
Shell is incorporated in England and Wales and tax-resident in the Netherlands.
It is therefore generally required by Dutch law to withhold tax on dividends on its ordinary shares, subject to the provisions of any applicable tax convention or domestic law. Dividends paid on Shell A Shares have a Dutch source for tax purposes and are subject to Dutch withholding tax; there is no Dutch withholding tax on dividends on Shell B Shares provided that such dividends are paid pursuant to the dividend access mechanism established by Shell, under which dividends paid are treated as UK-sourced for tax purposes.
Under the existing Shell dividend access mechanism, a dividend access share has been issued by Shell Transport to a dividend access trustee which holds any dividends paid in respect of the dividend access share on trust for the holders of Shell B Shares from time to time and arranges for prompt disbursement of such dividends to holders of Shell B Shares. Following the declaration of a dividend by Shell on the Shell B Shares, Shell Transport may declare a dividend on the dividend access share. Shell Transport may not declare a dividend on the dividend access share before Shell declares a dividend on the Shell B Shares and in no event may the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate amount of the dividend declared by the Shell Board on the Shell B Shares in respect of the same period.
All dividends with respect to Shell B Shares have been paid on the dividend access share pursuant to the dividend access mechanism since it was put in place in 2005.
In accordance with the terms of the consent to the issue of Shell B Shares received from the Dutch Revenue Service described in paragraph 13 below, the dividend access trustee will, under the Scheme, obtain a new dividend access share in BG’s share capital and, following completion of the Combination, dividends paid by BG on the dividend access share will form part of the dividend access mechanism described above.
Further details on the Shell A Shares, Shell B Shares and the operation of the dividend access mechanism following completion of the Combination will be provided in the Scheme Document and the Prospectus. As is currently the case, the dividend access mechanism may be suspended or terminated at any time, for any reason and without financial recompense and, accordingly, there can be no certainty that holders of Shell B Shares will receive dividends via the dividend access mechanism following completion of the Combination.
13. Consent to the issue of Shell B Shares
Any new issue of Shell B Shares benefitting from the dividend access arrangements described in paragraph 12 above requires prior consultation with, and the consent of, the Dutch Revenue Service. Shell and the Dutch Revenue
Service have entered into a written settlement agreement under which the Dutch
Revenue Service has provided its consent to the issue of such Shell B Shares in connection with the implementation of the Combination pursuant to the Scheme.
In accordance with and subject to paragraph 27 below, Shell reserves the right to implement the Combination by way of an Offer in certain circumstances. In such circumstances, the consent of the Dutch Revenue Service to the issue of
Shell B Shares described above would cease to be in force and the share component of the Consideration would comprise Shell A Shares only. BG
Shareholders would in such circumstances (if Shell is permitted to exercise its right to implement the Combination by way of an Offer as described in paragraph
27 below) be entitled to receive 383 pence in cash and 0.4454 Shell A Shares per
BG Share.
14. Mix and Match Facility
BG Shareholders (other than certain Overseas Shareholders) will be entitled to elect to vary the proportions in which they receive New Shell Shares and cash in respect of their holdings of BG Shares. However, the total number of New Shell
Shares that will be issued and the maximum amount of cash that will be paid under the terms of the Combination will not be varied as a result of elections made under the Mix and Match Facility.
Accordingly, elections made by BG Shareholders under the Mix and Match Facility will be satisfied only to the extent that other BG Shareholders make off-setting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, BG Shareholders who make an election under the Mix and Match Facility will not know the exact number of New
Shell Shares or the amount of cash they will receive until settlement of the
Consideration due to them, although an announcement will be made of the approximate extent to which elections under the Mix and Match Facility will be satisfied.
The Mix and Match Facility will not affect the entitlement of any BG Shareholder who does not make an election under the Mix and Match Facility. Any such BG
Shareholder will receive 383 pence in cash and 0.4454 New Shell Shares for each
BG Share it holds.
Further details of the Mix and Match Facility (including the action to take in order to make a valid election, the deadline for making elections, and the basis on which entitlement to receive cash may be exchanged for an entitlement to additional New Shell Shares (or vice versa)) for BG Shareholders will be included in the Scheme Document.
The Mix and Match Facility is conditional upon the Combination becoming effective.
15. BG Share Plans
Participants in any of the BG Share Plans will be contacted regarding the effect of the Combination on their rights under those plans and provided with further details concerning the proposals which will be made to them in due course.
Details of the proposals will be set out in the Scheme Document and in separate letters to be sent to participants in the BG Share Plans.
16. Financing of the Combination
Shell intends to finance the cash consideration payable to BG Shareholders pursuant to the Combination from existing cash resources and third party debt.
Shell has entered into a bridge bank facility with Bank of America, N.A. as lender and Bank of America Merrill Lynch International Limited as mandated lead arranger and facility agent in connection with the financing of the cash consideration payable to BG Shareholders pursuant to the Combination.
Bank of America Merrill Lynch is satisfied that sufficient resources are available to Shell to satisfy in full the cash consideration payable pursuant to the Combination.
As a result of the Combination, balance sheet gearing would have been approximately 20% for the Combined Group on a 2014 pro-forma basis.
Further information on the financing of the Combination will be set out in the
Scheme Document.
17. Offer-related arrangements
Confidentiality Agreements
Shell and BG have entered into a mutual Confidentiality Agreement dated 31 March
2015 pursuant to which each of Shell and BG has undertaken, among other things, to keep certain information relating to the Combination and the other party confidential and not to disclose it to third parties (other than to permitted parties) unless required by law or regulation. These confidentiality obligations will remain in force until completion of the Combination.
Shell and BG have also entered into a Clean Team Confidentiality Agreement dated
2 April 2015 which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared.
Co-operation Agreement
Shell and BG have entered into the Co-operation Agreement pursuant to which
Shell has agreed to use its reasonable endeavours to secure the regulatory clearances and authorisations necessary to satisfy the Pre-Conditions and
Regulatory Conditions, including by accepting the imposition of, or offering, commercially reasonable undertakings or commitments by or to the relevant authorities.
Shell and BG have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. Shell and BG have also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation.
Shell and BG have also agreed certain matters regarding the written settlement agreement under which the Dutch Revenue Service has provided its consent to the issue of Shell B Shares benefitting from the dividend access arrangements described in paragraph 12 above in connection with the implementation of the
Combination pursuant to the Scheme (as further described in paragraph 13 above).
Shell has the right to terminate the Co-operation Agreement if the BG Board withdraws or modifies its recommendation of the Scheme; if the Court Meeting and the Scheme Court Hearing are not held by the specified dates; upon a Break
Payment Event (as defined below); and where a competing proposal is recommended or effected. The Co-operation Agreement will also terminate on Shell notifying
BG of a Pre-Condition or Condition not having been satisfied or waived or having become incapable of satisfaction or waiver (where its invocation has been permitted by the Panel); if the Scheme is withdrawn or lapses (other than pursuant to Shell’s right to switch to an Offer or where such withdrawal or lapse is followed within five Business Days by an announcement by Shell or any person acting in concert with Shell of a firm intention to make an offer on substantially the same or improved terms); or if the Scheme has not become effective by the Long Stop Date.
The Co-operation Agreement records Shell’s and BG’s intention to implement the
Combination by way of the Scheme, subject to the ability of Shell to proceed by way of an Offer in the circumstances described in paragraph 27 below.
By way of compensation for any loss suffered by BG in connection with the preparation and negotiation of the Combination and the documents relating it,
Shell has agreed to pay or procure the payment to BG of £750 million if:
• on or prior to the Long Stop Date, the Shell Board withdraws its recommendation to Shell Shareholders to vote in favour of the Combination, does not include such recommendation in the Circular or announces its intention not to do so, and, in any such case, Shell or BG exercises its right to terminate the Co-operation Agreement as a result;
• on or prior to the Long Stop Date, Shell invokes (with the permission of the
Panel) any Pre-Condition and/or any Regulatory Condition; or
• on the Long Stop Date, any Pre-Condition and/or Regulatory Condition is not
satisfied or waived by Shell,
(each a “Break Payment Event”).
However, no payment will be made if certain termination events have occurred; if the Break Payment Event has been caused to a material extent by BG’s breach of certain obligations under the Co-operation Agreement relating to co-operation and assistance with regulatory clearances and authorisations and key transaction documents; or Shell has exercised its right to implement the Combination by way of an Offer in circumstances where a third party’s firm intention to make an offer for BG has been recommended by the BG Board or the BG Board has withdrawn its recommendation of the Scheme.
The Co-operation Agreement also contains provisions that will apply in respect of the BG Share Plans and certain other employee incentive arrangements.
18. Dividends
The Boards of Shell and BG have agreed that BG Shareholders will continue to be entitled to receive their final dividend for 2014 of 14.37 cents (9.52 pence)
per BG Share which has already been announced by BG, as well as an interim dividend in respect of the six month period up to 30 June 2015 of not more than the interim dividend in respect of the six month period up to 30 June 2014 of
14.38 cents per BG Share. In addition, should completion of the Combination occur after the record date for Shell’s 2015 fourth quarter interim dividend, BG
Shareholders would be entitled to receive a further BG dividend in respect of
2015 of not more than the final dividend for 2014 of 14.37 cents per BG Share.
If, however, completion of the Combination occurs prior to the record date for
Shell’s 2015 fourth quarter interim dividend, BG Shareholders would receive that
Shell dividend and would not receive a further BG dividend for 2015.
If any BG dividend, distribution or return of value is declared, announced, made or paid at any time in excess of those described above, Shell reserves the right to reduce the value implied under the terms of the Combination at such date by an amount equal to the excess amount (based on the $/£ exchange rate at the time of such declaration, announcement, making or payment). In such circumstances, to the extent possible, the cash component of the Consideration would be reduced by the amount of such excess.
19. Disclosure of interests in BG
In connection with the Combination, Shell will make a public Opening Position
Disclosure setting out details of its interests or short positions in, or rights to subscribe for, any relevant securities of BG by no later than 12 noon on 21
April 2015.
As at the close of business on 7 April 2015, being the last Business Day prior to the publication of this Announcement, save for the irrevocable undertakings referred to in paragraph 22 below and 6,780 BG Shares held by certain Shell
Directors whose interests in BG Shares have been notified to Shell, none of
Shell nor, so far as Shell is aware, any person acting, or deemed to be acting, in concert (within the meaning of the City Code) with Shell (including Shell
Directors), other than by reason of index tracking activities carried out in the ordinary course (underlying interests in BG Shares in relation to which will be included in Shell’s Opening Position Disclosure), has:
• any interest in, or right to subscribe for, any BG Shares nor does any such person have any short position in BG Shares, including any short position under a derivative, any agreement to sell, any delivery obligation or right to require another person to purchase or take delivery of BG Shares;
• procured an irrevocable commitment or letter of intent to accept the terms of the Combination in respect of BG Shares; or
• borrowed or lent any BG Shares or entered into any financial collateral arrangements relating to BG Shares.
It has not been possible by the date of this Announcement to ascertain the interests in BG Shares (if any) of all of Shell’s concert parties. Further enquiries will be completed prior to publication of Shell’s Opening Position
Disclosure which will include details of any interests or short positions in, or rights to subscribe for, any relevant securities of BG held by all persons acting in concert with Shell.
Furthermore, save for the irrevocable undertakings described in paragraph 22 below, no arrangement exists between Shell or BG or any person acting in concert with Shell or BG in relation to BG Shares. For these purposes, an arrangement includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to BG Shares which may be an inducement to deal or refrain from dealing in such securities.
20. Scheme
It is intended that, once the Pre-Conditions have been satisfied or waived, as applicable, the Combination will be effected by a court sanctioned scheme of arrangement between BG and the Scheme Shareholders under Part 26 of the
Companies Act 2006. The purpose of the scheme is to provide for Shell (or its nominee) to become the owner of the whole of the issued and to be issued share capital of BG.
Under the Scheme, save as described in the following sentence, the Scheme Shares will be transferred to Shell in consideration for which Scheme Shareholders will receive the Consideration. Under the Scheme, the dividend access trustee will obtain a dividend access share in BG’s share capital as described in paragraph
12 above.
Once the Pre-Conditions have been satisfied or waived, as applicable, the
Combination will be subject to the Conditions and certain further terms set out in Appendix 2 and to the full terms and conditions which will be set out in the
Scheme Document.
To become effective, the Scheme requires the approval of Scheme Shareholders by the passing of a resolution at the Court Meeting. The resolution must be approved by a majority in number of the Scheme Shareholders present and voting
(and entitled to vote), either in person or by proxy, representing not less than
75% of the Scheme Shares held by such Scheme Shareholders. In addition, a special resolution must be passed at the BG General Meeting to deal with certain ancillary matters which requires the approval of BG Shareholders representing at least 75% of the votes cast at the BG General Meeting (either in person or by proxy). The BG General Meeting will be held immediately after the Court Meeting.
The BG Meetings are to be held no later than the 22nd day after the expected date of the BG Meetings to be set out in the Scheme Document in due course (or such later date as may be agreed between Shell and BG).
Following the BG Meetings, the Scheme must be sanctioned by the Court no later than the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course (or such later date as may be agreed between Shell and BG). The Scheme will only become effective once a copy of the
Scheme Court Order is delivered to the Registrar of Companies.
Upon the Scheme becoming effective, it will be binding on all BG Shareholders, irrespective of whether or not they attended or voted at the BG Meetings and the
Consideration will be despatched by Shell to Scheme Shareholders no later than
14 days after the Effective Date.
The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the BG General Meeting and the expected timetable, and will specify the action to be taken by Scheme Shareholders. It is expected that the Scheme Document and Prospectus (as described in paragraph 21 below) will be despatched to BG Shareholders towards the end of 2015 or in early
2016, and no later than 28 days after the date on which the Pre-Conditions are satisfied and/or waived, as applicable, save as the Panel may otherwise permit.
Fractions of New Shell Shares will not be allotted to BG Shareholders but will be aggregated and sold as soon as practicable after the Scheme becomes effective. The net proceeds of such sale will then be paid in cash to the relevant BG Shareholders in accordance with their fractional entitlements.
Individual entitlements, however, to amounts of less than £5 will not be paid but will be retained for the benefit of Shell.
The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange
and the UK Listing Authority.
The Scheme is expected to become effective in early 2016.
21. Shell Shareholder approval and Prospectus
As a result of the size of the acquisition, the Combination constitutes a Class
1 transaction for Shell for the purposes of the Listing Rules. Accordingly,
Shell will be required to seek the approval of Shell Shareholders for the
Combination at the Shell General Meeting.
Shell will prepare and send to Shell Shareholders the Circular summarising the background to and reasons for the Combination which will include a notice convening the Shell General Meeting. The Combination is conditional on, among other things, the Shell Resolutions being passed by the requisite majority of
Shell Shareholders at the Shell General Meeting (but not, for the avoidance of doubt, any other resolutions to be proposed at the Shell General Meeting which shall not be conditions to the Combination).
It is expected that the Circular will be posted to Shell Shareholders at the same time as the Scheme Document is posted to BG Shareholders and that the Shell
General Meeting will be held at or around the same time as the BG Meetings.
Shell will also be required to produce the Prospectus in connection with the issue of the New Shell Shares. The Prospectus will contain information relating to the Shell Group, the BG Group, the Combined Group and the New Shell Shares.
It is expected that the Prospectus will be published at or around the same time as the Scheme Document is posted to BG Shareholders.
22. Irrevocable undertakings
The BG Directors have irrevocably undertaken to vote in favour of the Scheme in respect of their own beneficial holdings totalling 217,564 BG Shares, representing in aggregate approximately 0.006% of BG’s issued share capital. See
Appendix 4 for a breakdown of these irrevocable undertakings.
These irrevocable undertakings remain binding if a higher competing offer for BG is made but cease to be binding on and from the earlier of (i) the Long Stop
Date; and (ii) the date on which the Scheme is withdrawn or lapses in accordance with its terms.
23. Delisting and re-registration
It is intended that dealings in BG Shares should be suspended shortly prior to the Effective Date at a time to be set out in the Scheme Document. It is further intended that an application will be made to the London Stock Exchange for the cancellation of the trading of BG Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of BG Shares on the Official List to take effect on or shortly after the
Effective Date.
Share certificates in respect of the BG Shares will cease to be valid and should be destroyed on the first Business Day following the Effective Date.
In addition, entitlements held within the CREST system to the BG Shares will be cancelled on the first Business Day following the Effective Date.
As soon as possible after the Effective Date, it is intended that BG will be re-registered as a private limited company.
If the Scheme is sanctioned by the Court, BG Shares held in treasury will be cancelled prior to the Scheme Record Time.
24. BG ADRs
Shell and BG have agreed that they will put arrangements in place to allow holders of BG ADRs to participate in the Combination. The BG Depositary will contact holders of BG ADRs with further details of these proposals in due course.
BG ADR holders will not be entitled to attend the BG Meetings but may vote in such meetings by returning a voting instruction card (which will be sent out in due course) to the BG Depositary or by instructing their financial intermediary to do so. In addition, if BG ADR holders surrender their BG ADRs to the BG
Depositary for cancellation and withdraw the BG Shares underlying the BG ADRs in sufficient time to be entered on the BG register of members, they may attend and vote at the BG Meetings as a BG Shareholder. However, any withdrawal of BG
Shares underlying the BG ADRs will result in the incurrence of cancellation fees, other expenses and any applicable taxes by the holder.
Following the Effective Date, Shell intends to terminate BG's ADR programme.
25. Overseas Shareholders and holders of BG ADRs
The availability of the Combination, and the distribution of this Announcement to persons who are not resident in the United Kingdom, may be affected by the laws of the relevant jurisdiction in which they are located. Such persons should inform themselves of and observe any applicable legal or regulatory requirements of their jurisdiction. BG Shareholders and holders of BG ADRs who are in doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.
This Announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities. BG Shareholders are advised to read carefully the Scheme Document, the Prospectus, and the forms of proxy once these have been dispatched.
26. Documents on website
Copies of the following documents will by no later than 12 noon on 9 April 2015 be published on www.shell.com and www.bg-group.com:
(a) this Announcement;
(b) the irrevocable undertakings listed in Appendix 4;
(c) the Confidentiality Agreements referred to in paragraph 17 above;
(d) the Co-operation Agreement referred to in paragraph 17 above; and
(e) Shell's financing arrangements in connection with the Combination as referred to in paragraph 16 above.
27. General
Shell reserves the right (with the consent of the Panel) to implement the
Combination by way of an Offer: (i) with the consent of the BG Board; (ii) if a third party announces a firm intention to make an offer for BG which is recommended by the BG Board; or (iii) if the BG Board otherwise withdraws its recommendation of the Combination. If the Combination is implemented by way of an Offer, the consent of the Dutch Revenue Service to the issue of Shell B
Shares described in paragraph 13 would cease to be in force and the share component of the Consideration would comprise Shell A Shares only. BG
Shareholders would in such circumstances (if Shell is permitted to exercise its right to implement the Combination by way of an Offer) be entitled to receive
383 pence in cash and 0.4454 Shell A Shares per BG Share. In such an event the
Offer will be implemented on the same terms (subject to appropriate amendments, including the offer of Shell A Shares alone in respect of the share component of the Consideration, as described in paragraph 13 of this Announcement), so far as applicable, as those which would apply to the Scheme and subject to the amendment referred to in Part C of Appendix 2 of this Announcement.
If the Combination is effected by way of an Offer and such Offer becomes or is declared unconditional in all respects and sufficient acceptances are received
Shell intends to: (i) request that the London Stock Exchange and the UK Listing
Authority cancel trading in BG Shares on the London Stock Exchange’s main market for listed securities and the listing of the BG Shares from the Official List;
and (ii) exercise its rights to apply the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining BG Shares in respect of which the Offer has not been accepted.

Important notices relating to financial advisers
Merrill Lynch International, a subsidiary of Bank of America Corporation, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for
Shell and no one else in connection with the Combination and will not be responsible to anyone other than Shell for providing the protections afforded to its clients or for providing advice in relation to the Combination or any other matters referred to in this Announcement.
Goldman Sachs International, which is authorised by the Prudential Regulation
Authority and regulated by the FCA and the Prudential Regulation Authority in
the UK, is acting for BG and no one else in connection with the matters referred to in this Announcement and will not be responsible to anyone other than BG for providing the protections afforded to its clients, or for giving advice in connection with any matter referred to in this Announcement.
Robey Warshaw LLP, which is authorised and regulated by the FCA in the UK, is acting as financial adviser exclusively for BG and no one else in connection with the matters referred to in this Announcement and will not regard any other person as its client in relation to the matters referred to in this Announcement and will not be responsible to anyone other than BG for providing the protections afforded to its clients, nor for providing advice in relation to the matters referred to in this Announcement.
Further information
This Announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws. The Combination will be implemented solely pursuant to the terms of the Scheme Document, which will contain the full terms and conditions of the Combination, including details of how to vote in respect of the Combination. Any decision in respect of, or other response to, the Combination should be made only on the basis of the information contained in the Scheme Document.
This Announcement does not constitute a prospectus or prospectus equivalent document.
Information relating to BG Shareholders
Please be aware that addresses, electronic addresses and certain other information provided by BG Shareholders, persons with information rights and other relevant persons for the receipt of communications from BG may be provided to Shell during the Offer Period as required under Section 4 of Appendix 4 of the City Code.
Overseas jurisdictions
The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their BG Shares with respect to the Scheme at the Court Meeting, or to execute and deliver forms of proxy appointing another to vote at the Court
Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located.This Announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this
Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
Unless otherwise determined by Shell or required by the City Code, and permitted by applicable law and regulation, the Combination will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Combination by any such use, means, instrumentality or form within a
Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this
Announcement and any formal documentation relating to the Combination are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any
Restricted Jurisdiction.  If the Combination is implemented by way of an Offer
(unless otherwise permitted by applicable law and regulation), the Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any
Restricted Jurisdiction and the Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.
The availability of New Shell Shares under the Combination to BG Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable legal or regulatory requirements.
Further details in relation to BG Shareholders in overseas jurisdictions will be contained in the Scheme Document.
Additional US information
The Combination relates to the shares of a UK company and is subject to UK procedural and disclosure requirements that are different from those of the US.
Any financial statements or other financial information included in this
Announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Combination, since
Shell and BG are located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United
States. US holders of shares in BG or Shell may not be able to sue Shell, BG or their respective officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel Shell, BG and their respective affiliates to subject themselves to the jurisdiction or judgment of a
US court.
Investors should be aware that Shell may purchase or arrange to purchase BG
Shares otherwise than under any takeover offer or scheme of arrangement related to the Combination, such as in open market or privately negotiated purchases.
The Combination may be implemented under a scheme of arrangement provided for under English company law. If so, it is expected that any securities to be issued under the Combination would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section
3(a)(10) thereof and also would not be subject to the tender offer rules under the US Exchange Act.
The Combination may, in the circumstances provided for in this Announcement, be implemented by way of a takeover offer under English law. If so, any securities to be issued under the Combination may be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. Alternatively, any securities to be issued under the Combination may be registered under the US Securities Act. If the Combination is implemented by way of takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under
Rules 14d-1(c) and 14d-1(d) thereunder.
BG Shareholders and holders of BG ADRs are urged to read any documents related to the Combination filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Combination and any related offer of securities. Such documents will be available free of charge at the SEC's web site at www.sec.gov and from Shell at www.shell.com. Nothing in this Announcement shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Combination.
Cautionary note regarding forward looking statements
This Announcement contains certain forward looking statements with respect to the financial condition, results of operations and businesses of Shell and BG and their respective Groups, and certain plans and objectives of Shell with respect to the Combined Group. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Forward looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward looking statements include, among other things, statements concerning the potential exposure of Shell, BG and the Combined Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on average capital employed, production and prospects. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "goals", "intend", "may", "objectives", "outlook", "plan", "probably",
"project", "risks", "seek", "should", "target", "will" and similar terms and phrases.
There are a number of factors that could affect the future operations of Shell,
BG and the Combined Group and that could cause results to differ materially from those expressed in the forward looking statements included in this Announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell, BG and the Combined Group’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions.
All forward looking statements contained in this Announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional risk factors that may affect future results are contained in Shell's Form 20-F for the year ended 31 December 2014 (available at
www.shell.com/investor and www.sec.gov). These risk factors expressly qualify all forward looking statements contained in this Announcement and should also be considered by the reader.
For a discussion of important factors which could cause actual results to differ from forward looking statements relating to BG and the BG Group, refer to BG’s
Annual Report and Accounts for the year ended 31 December 2014.
Each forward looking statement speaks only as of the date of this Announcement.
None of Shell, the Shell Group, BG or the BG Group undertakes any obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except to the extent legally required.
In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this
Announcement.
Rounding
Certain figures included in this Announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.
No forecasts or estimates
No statement in this Announcement (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this Announcement should be interpreted to mean that cash flow from operations, free cash flow, earnings, earnings per share or income on a clean current cost of supply (“CCS”) basis for Shell, BG or the Combined Group, as appropriate, for the current or future financial years would necessarily match or exceed the historical published cash flow from operations, free cash flow, earnings, earnings per share or income on a clean CCS basis for Shell or BG as appropriate.
Quantified financial benefits
The statements in the Quantified Financial Benefits Statement relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the Quantified Financial Benefits Statement contained in this
Announcement is the responsibility of Shell and the Shell Directors.
Rule 2.10 information
In accordance with Rule 2.10 of the City Code, Shell confirms that, as at the date of this Announcement, it has the following relevant securities held and in issue outside treasury: 3,894,584,881 A ordinary shares of €0.07 each, with ISIN reference GB00B03MLX29; and 2,440,410,614 B ordinary shares of €0.07 each, with
ISIN reference GB00B03MM408, each admitted to trading on the main market of the
London Stock Exchange and on Euronext Amsterdam. The total number of Shell A ordinary shares and B ordinary shares held and in issue outside treasury is
6,334,995,495. Shell has A and B American Depositary Shares (ADSs) listed on the
New York Stock Exchange. The Bank of New York Mellon acts as depositary. Each A
ADS represents two A ordinary shares of €0.07 each and each B ADS represents two
B ordinary shares of €0.07 each. The Shell A ADSs have the trading symbol RDS.A and ISIN US7802592060 and the Shell B ADSs have the trading symbol RDS.B and
ISIN US7802591070.
In accordance with Rule 2.10 of the City Code, BG confirms that, as at the date of this Announcement, it has the following relevant securities held and in issue outside treasury: 3,414,440,911 ordinary shares of 10 pence each that are admitted to trading on the main market of the London Stock Exchange. The ISIN for BG’s ordinary shares is GB0008762899. BG has a sponsored Level 1 American
Depositary Receipts (ADR) programme. Each ADR represents one BG ordinary share.
The ADRs trade in the over-the-counter market, OTCQX International Premier. The trading symbol for these securities is BRGYY and the ISIN is US0554342032.
Disclosure requirements of the City Code
Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and
(ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business
Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an
Opening Position Disclosure must instead make a dealing disclosure.
Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in
1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom
Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the
Business Day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1,
8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44
(0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.
Publication on website and availability of hard copies
A copy of this Announcement is and will be available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, for inspection on Shell’s website www.shell.com and on BG’s website www.bg-group.com by no later than 12 noon (London time) on the Business Day following this
Announcement. For the avoidance of doubt, the contents of the websites referred to in this Announcement are not incorporated into and do not form part of this
Announcement.
Shell and BG Shareholders may request a hard copy of this Announcement by contacting Equiniti during business hours on +44 (0)121 415 7073 (for Shell
Shareholders) or +44 (0)121 415 7029 (for BG Shareholders) or by submitting a request in writing to Equiniti at Aspect House, Spencer Road, Lancing, West
Sussex BN99 6DA.
If you are in any doubt about the contents of this Announcement or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser duly authorised under the Financial Services and
Markets Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

APPENDIX 1
PRE-CONDITIONS TO THE COMBINATION
The posting of the Scheme Document or making of an Offer will take place following the satisfaction or waiver of the Pre-Conditions below. Shell shall be entitled to waive each of the following Pre-Conditions in whole or in part:
European Commission clearance
(a) insofar as the Combination constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:
(i) the European Commission having issued a decision, on terms reasonably satisfactory to Shell, allowing the Combination to proceed under Article
6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or
(ii) if any aspect of the Combination is referred to one or more competent authorities of an European Union or EFTA state under Article 9 of the
Regulation, confirmation having been received from each such competent authority that the Combination may proceed on terms reasonably satisfactory to Shell; and
(iii) no indication having been made that a European Union or EFTA state may take appropriate measures to protect legitimate interests pursuant to Article
21(4) of the Regulation in relation to the Combination or any aspect of it;
Brazilian CADE clearance
(b) insofar as the Combination triggers a mandatory filing requirement, CADE having approved the consummation of the Combination on terms reasonably satisfactory to Shell, pursuant to the Brazilian competition law No 12529 of 30
November 2011, Title VII Chapter I;
Chinese MOFCOM clearance
(c) insofar as the Combination triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the
Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Combination or allowing the Combination to proceed on terms reasonably satisfactory to Shell or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Combination having expired;
Australian foreign investment clearance
(d) one of the following having occurred:
(i) Shell having received written notice issued by or on behalf of the
Australian Treasurer stating that there are no objections under the Australian
Government’s foreign investment policy to the Combination, such notice being on terms reasonably satisfactory to Shell; or
(ii) the period provided under FATA during which the Australian Treasurer may make an order or interim order under FATA prohibiting the Combination having expired, without such an order having been made; or
(iii) if an interim order shall have been made to prohibit the Combination, the subsequent period for making a final order having elapsed without any such final order having been made; and
Australian antitrust clearance
(e) either one of the following having occurred:
(i) Shell having received notice in writing from the ACCC to the effect that the
ACCC does not propose to intervene in or seek to prevent the Combination pursuant to section 50 of the Australian Competition and Consumer Act 2010, such notice being on terms reasonably satisfactory to Shell; or
(ii) Shell having been granted clearance or authorisation for the Combination by the ACCC or the Australian Competition Tribunal under Part VII, Division 3 of the Australian Competition and Consumer Act 2010 (such clearance or authorisation being on terms reasonably satisfactory to Shell), and no application for review of such clearance or authorisation having been made within the period prescribed by such Act.

APPENDIX 2
CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE COMBINATION
Part A:  Conditions to the Combination
The Combination will be conditional upon the Scheme becoming unconditional and becoming effective by no later than the Long Stop Date, or such later date (if any) as Shell and BG may agree and the Court may allow.
Scheme approval
(a) The Scheme will be conditional upon:
(i) its approval by a majority in number representing not less than three-fourths in value of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting on or before the
22nd day after the expected date of the Court Meeting to be set out in the
Scheme Document in due course (or such later date, if any, as Shell and BG may agree and the Court may allow);
(ii) all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the BG General Meeting or at any adjournment of that meeting on or before the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document in due course
(or such later date, if any, as Shell and BG may agree and the Court may allow);
and
(iii) the sanction of the Scheme by the Court with or without modification (but subject to any such modification being acceptable to Shell and BG) on or before the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course (or such later date, if any, as Shell and
BG may agree and the Court may allow) and the delivery of a copy of the Scheme
Court Order to the Registrar of Companies in England and Wales.
In addition, Shell and BG have agreed that the Combination will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived:
European Commission clearance
(b) if the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 is waived, insofar as the Combination constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:
(i) the European Commission having issued a decision, on terms reasonably satisfactory to Shell, allowing the Combination to proceed under Article
6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation in respect of the Combination (or being deemed to have done so under Article 10(6) of the
Regulation); and/or
(ii) if any aspect of the Combination is referred to one or more competent authorities of a European Union or EFTA state under Article 9 of the Regulation, confirmation having been received from each such competent authority that the
Combination may proceed on terms reasonably satisfactory to Shell; and
(iii) no indication having been made that a European Union or EFTA state may take appropriate measures to protect legitimate interests pursuant to Article
21(4) of the Regulation in relation to the Combination or any aspect of it;
Brazilian CADE clearance
(c) if the Pre-Condition set out in paragraph (b) (Brazilian CADE clearance) of
Appendix 1 is waived, insofar as the Combination triggers a mandatory filing requirement, CADE having approved the consummation of the Combination on terms reasonably satisfactory to Shell, pursuant to the Brazilian competition law No
12529 of 30 November 2011, Title VII Chapter I;
Chinese MOFCOM clearance
(d) if the Pre-Condition set out in paragraph (c) (Chinese MOFCOM clearance) of
Appendix 1 is waived, insofar as the Combination triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Combination or allowing the
Combination to proceed on terms reasonably satisfactory to Shell or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Combination having expired;
Australian foreign investment clearance
(e) if the Pre-Condition set out in paragraph (d) (Australian foreign investment clearance) of Appendix 1 is waived, one of the following having occurred:
(i) Shell having received written notice issued by or on behalf of the
Australian Treasurer stating that there are no objections under the Australian
Government’s foreign investment policy to the Combination, such notice being on terms reasonably satisfactory to Shell; or
(ii) the period provided under FATA during which the Australian Treasurer may make an order or interim order under FATA prohibiting the Combination having expired, without such an order having been made; or
(iii) if an interim order shall have been made to prohibit the Combination, the subsequent period for making a final order having elapsed without any such final order having been made;
Australian antitrust clearance
(f) if the Pre-Condition set out in paragraph (e) (Australian antitrust clearance) of Appendix 1 is waived, either one of the following having occurred:
(i) Shell having received notice in writing from the ACCC to the effect that the
ACCC does not propose to intervene in or seek to prevent the Combination pursuant to section 50 of the Australian Competition and Consumer Act 2010, such notice being on terms reasonably satisfactory to Shell; or
(ii) Shell having been granted clearance or authorisation for the Combination by the ACCC or the Australian Competition Tribunal under Part VII, Division 3 of the Australian Competition and Consumer Act 2010 (such clearance or authorisation being on terms reasonably satisfactory to Shell), and no application for review of such clearance or authorisation having been made within the period prescribed by such Act.
United States Hart Scott Rodino clearance
(g) all filings having been made and all or any appropriate waiting periods under the United States Hart Scott Rodino Antitrust Improvements Act of 1976 and
the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Combination and the proposed acquisition of any BG Shares or control of BG by Shell or any member of the
Shell Group;
United Kingdom Secretary of State confirmation
(h) the United Kingdom Secretary of State for Energy and Climate Change
confirming in writing that it does not intend (i) to revoke or recommend the revocation of any interest in any material exploration or production licence in the United Kingdom held by any member of the BG Group; or (ii) to require a further change of control of any such member, in each case as result of the implementation of the Combination;
General Third Party clearances
(i) the waiver (or non-exercise within any applicable time limits) by any relevant government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction
(each a “Third Party”) of any termination right, right of pre-emption, first refusal or similar right (which is material in the context of the Wider BG Group taken as a whole) arising as a result of or in connection with the Combination including, without limitation, its implementation and financing or the proposed direct or indirect acquisition of any shares or other securities in, or control of, BG by Shell or any member of the Shell Group;
(j) other than in respect of Conditions (a) to (h) above, all necessary filings or applications having been made in connection with the Combination and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Combination or the acquisition by any member of the
Wider Shell Group of any shares or other securities in, or control of, BG and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by Shell or any member of the Wider Shell Group for or in respect of the Combination including without limitation, its implementation and financing or the proposed direct or indirect acquisition of any shares or other securities in, or control of, BG or any member of the Wider BG Group by any member of the Wider Shell Group having been obtained in terms and in a form reasonably satisfactory to Shell from all appropriate Third Parties or persons with whom any member of the Wider BG Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the Wider BG Group which is material in the context of the Shell Group or the BG Group as a whole or of the financing of the Combination remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Combination becomes otherwise unconditional and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;
(k)  other than in respect of Conditions (a) to (h) above, no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:
(i) require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider Shell Group or any member of the Wider BG Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof which, in any such case, is material in the context of the Wider Shell Group or the Wider BG Group in either case taken as a whole;
(ii) require, prevent or delay the divestiture by any member of the Wider Shell
Group of any shares or other securities in BG;
(iii) impose any material limitation on, or result in a delay in, the ability of any member of the Wider Shell Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider BG Group or the Wider Shell Group or to exercise management control over any such member;
(iv) otherwise adversely affect the business, assets, profits or prospects of any member of the Wider Shell Group or of any member of the Wider BG Group to an extent which is material in the context of the Shell Group or the BG Group in either case taken as a whole;
(v) make the Combination or its implementation or the acquisition or proposed acquisition by Shell or any member of the Wider Shell Group of any shares or other securities in, or control of BG void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;
(vi) require any member of the Wider Shell Group or the Wider BG Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider BG Group or the Wider Shell Group owned by any third party;
(vii) impose any limitation on the ability of any member of the Wider BG Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to and material in the context of the Wider BG Group taken as a whole or in the context of the Combination; or
(viii) result in any member of the Wider BG Group ceasing to be able to carry on business under any name under which it presently does so,
and all applicable waiting and other time periods during which any such Third
Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Combination or the acquisition or proposed acquisition of any BG Shares having expired, lapsed or been terminated;
Shell Shareholder approval
(l) the passing at the Shell General Meeting (or any adjournment thereof) of such resolution or resolutions as are necessary to approve, implement and effect the Combination including to authorise the creation and allotment of New Shell
Shares pursuant to the Combination (as such resolutions may be set out in the
Circular in due course);
Listing of New Shell Shares
(m) (i) the UK Listing Authority having acknowledged to Shell or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of the New Shell Shares to the Official List with a premium listing has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (“listing conditions”)) will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions having been satisfied, and (ii) the London Stock Exchange having acknowledged to Shell or its agent (and such acknowledgement not having been withdrawn) that the New Shell Shares will be admitted to trading on the Main
Market;
(n) Shell or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for listing and trading of the New
Shell Shares on Euronext Amsterdam has been approved, with such listing and trading to become effective on the Effective Date;
(o) absent an available exemption from the registration requirements of the US
Securities Act, an appropriate registration statement for the New Shell Shares to be issued pursuant to the Combination having been declared effective under the US Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued nor proceedings for that purpose having been initiated or threatened by the SEC;
Certain matters arising as a result of any arrangement, agreement etc.
(p) save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider BG Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Combination or the proposed acquisition of any shares or other securities in BG or because of a change in the control or management of BG or otherwise, could or might reasonably be expected to result in to an extent which is material in the context of the Wider
BG Group, or the Wider Shell Group, in either case taken as a whole, or in the context of the Combination:
(i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated
maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;
(ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;
(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;
(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;
(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;
(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;
(vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or
(viii) the creation of any liability, actual or contingent, by any such member, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the
Wider BG Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this condition;
Certain events occurring since 31 December 2014
(q) save as Disclosed, no member of the Wider BG Group having, since 31 December
2014:
(i) save as between BG and wholly-owned subsidiaries of BG or for BG Shares issued under or pursuant to the exercise of options and vesting of awards granted under the BG Share Plans, issued, authorised or proposed the issue of additional shares of any class;
(ii) save as between BG and wholly-owned subsidiaries of BG or for the grant of options and awards and other rights under the BG Share Plans, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;
(iii) other than to another member of the BG Group, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise except for: (i) the final dividend of 14.37 cents (9.52 pence) per BG Share announced on 3 February 2015; (ii) an interim dividend in respect of the six month period up to 30 June 2015 of not more than 14.38 cents per BG Share; and
(iii) if completion of the Combination occurs after the record date for Shell’s
2015 fourth quarter interim dividend, a further BG dividend in respect of 2015 of not more than 14.37 cents per BG Share;
(iv) save for intra-BG Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Wider BG Group taken as a whole;
(v) save for intra-BG Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital in each case, to the extent which is material in the context of the Wider BG Group taken as a whole;
(vi) issued, authorised or proposed the issue of any debentures or (save for intra-BG Group transactions), save in the ordinary course of business, incurred or increased any indebtedness or become subject to any contingent liability;
(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital in each case, to the extent which is material in the context of the Wider BG Group taken as a whole;
(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or senior executive;
(ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the Wider BG Group or the Wider Shell Group or which involves or is reasonably likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case, to the extent which is material in the context of the Wider BG Group taken as a whole;
(x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed, in each case, to the extent which is material in the context of the Wider BG Group taken as a whole;
(xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider BG Group or the Wider
Shell Group other than to a nature and extent which is normal in the context of the business concerned;
(xii) waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the BG Group taken as a whole;
(xiii) entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any
Combination (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;
(xiv) having made or agreed or consented to any change to:
(1) the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider BG Group for its directors, employees or their dependents;
(2) the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;
(3) the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or
(4) the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,
 in each case, to the extent which is material in the context of the Wider BG
Group taken as a whole;
(xv) proposed, agreed to provide or modified the terms of any of the BG Share
Plans or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the
Wider BG Group or which constitutes a material change to the terms or conditions of employment of any senior employee of the Wider BG Group, save as agreed by the Panel or by Shell; or
(xvi) taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of BG Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the City Code, and, for the purposes of paragraphs (iii), (iv), (v) and (vi) of this condition, the term “BG Group” shall mean BG and its wholly-owned subsidiaries;
No adverse change, litigation or regulatory enquiry
(r) save as Disclosed, since 31 December 2014:
(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider
BG Group which is material in the context of the Wider BG Group taken as a whole;
(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider BG Group is or may become a party
(whether as a plaintiff, defendant or otherwise) and no investigation by any
Third Party against or in respect of any member of the Wider BG Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Wider BG Group which in any such case has had or might reasonably be expected to have an adverse effect on the Wider BG Group taken as a whole;
(iii) no contingent or other liability having arisen or become apparent to Shell which would be likely to adversely affect the Wider BG Group taken as a whole;
and
(iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider BG Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which has had, or would reasonably be expected to have, a material adverse effect on the Wider
BG Group taken as a whole;
No discovery of certain matters
(s) save as Disclosed, Shell not having discovered:
(i) that any financial, business or other information concerning the Wider BG
Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider BG Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent which is material in the context of the Wider BG Group taken as a whole;
(ii) that any member of the Wider BG Group, partnership, company or other entity in which any member of the Wider BG Group has a significant economic interest and which is not a subsidiary undertaking of BG is subject to any liability
(contingent or otherwise) which is not disclosed in the Annual Report and
Accounts of BG for the year ended 31 December 2014 in each case, to the extent which is material in the context of the Wider BG Group taken as a whole; or
(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider BG Group and which is material in the context of the Wider BG Group taken as a whole;
(t) save as Disclosed, Shell not having discovered that:
(i) any past or present member of the Wider BG Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the
Wider BG Group and which is material in the context of the Wider BG Group taken as a whole;
(ii) there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider BG
Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider BG Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the Wider BG Group taken as a whole or the Combination;
(iii) circumstances exist (whether as a result of the Combination or otherwise)
which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the Wider Shell Group or any present or past member of the
Wider BG Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, re instate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider BG Group (or on its behalf) or by any person for which a member of the Wider BG Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest which is material in the context of the Wider BG
Group taken as a whole or the Combination; or
(iv) circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider BG Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider BG Group and which is material in the context of the BG Group taken as a whole or the
Combination; and
Anti-corruption, sanctions and criminal property
(u) save as Disclosed, Shell not having discovered that:
(i) (a) any past or present member, director, officer or employee of the Wider
BG Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign
Corrupt Practices Act of 1977 or any other applicable anti corruption legislation or (b) any person that performs or has performed services for or on behalf of the Wider BG Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt
Practices Act of 1977 or any other applicable anti-corruption legislation; or
(ii) any asset of any member of the Wider BG Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition); or
(iii) any past or present member, director, officer or employee of the BG Group, or any other person for whom any such person may be liable or responsible, has engaged in any business with, made any investments in, made any funds or assets available to or received any funds or assets from: (a) any government, entity or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control, or
HM Treasury & Customs; or (b) any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United States, the
European Union or any of its member states; or
(iv) no member of the BG Group being engaged in any transaction which would cause Shell to be in breach of any law or regulation upon its acquisition of BG, including the economic sanctions of the United States Office of Foreign Assets
Control, or HM Treasury & Customers, or any government, entity or individual targeted by any of the economic sanctions of the United Nations, the United
States, the European Union or any of its member states.
For the purposes of these Conditions the “Wider BG Group” means BG and its subsidiary undertakings, associated undertakings and any other undertaking in which BG and/or such undertakings (aggregating their interests) have a significant interest and the “Wider Shell Group” means Shell and its subsidiary undertakings, associated undertakings and any other undertaking in which Shell and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act 2006, “associated undertaking” has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized
Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20% or more of the equity share capital (as defined in the Companies Act
2006).
Part B: Waiver and Invocation of the Pre-Conditions and Conditions
Shell reserves the right to waive, in whole or in part, all or any of the
Pre-Conditions in Appendix 1 of this Announcement or the Conditions in Part A above, except for Conditions (a) (Scheme approval), (l) (Shell Shareholder approval), (m) (UK listing), (n) (Euronext Amsterdam listing) and (o) (SEC registration), which cannot be waived.
Conditions (l) (Shell Shareholder approval), (m) (UK listing), (n) (Euronext
Amsterdam listing) and (o) (SEC registration), must be fulfilled by, and the
Pre-Conditions and Conditions (b) to (k) (inclusive) and (p) to (u) (inclusive)
fulfilled or waived by, no later than 11.59pm on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse. Shell shall be under no obligation to waive or treat as satisfied any of the
Pre-Conditions or Conditions which are capable of waiver by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Pre-Conditions or Conditions to the Combination may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Pre-Conditions or
Conditions may not be capable of fulfilment.
If Shell is required by the Panel to make an offer for BG Shares under the provisions of Rule 9 of the City Code, Shell may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that
Rule.
If the Pre-Condition set out in paragraph (a) (European Commission clearance) of
Appendix 1 is waived, the Scheme or Offer (as applicable) will lapse if: (i)
after the point at which the Pre-Condition is waived, the European Commission either initiates Phase 2 proceedings in respect of the Combination before the
Court Meeting and the BG General Meeting; or (ii) it makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Regulation and, after the point at which the Pre-Condition is waived, the CMA then initiates a Phase 2 reference in respect of the Combination.
Part C: Implementation by way of Offer
Shell reserves the right (with the consent of the Panel) to implement the
Combination by way of an Offer: (i) with the consent of the BG Board; (ii) if a third party announces a firm intention to make an offer for BG which is recommended by the BG Board; or (iii) if the BG Board otherwise withdraws its recommendation of the Combination. If the Combination is implemented by way of an Offer, the consent of the Dutch Revenue Service to the issue of Shell B
Shares described in paragraph 13 would cease to be in force and the share component of the Consideration would comprise Shell A Shares only. BG
Shareholders would in such circumstances (if Shell is permitted to exercise its right to implement the Combination by way of an Offer) be entitled to receive
383 pence in cash and 0.4454 Shell A shares per BG share. In such event, such
Offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Combination, including: (a) the offer of
Shell A Shares alone in respect of the share component of the Consideration (as described in paragraph 13 of this Announcement); and (b) (without limitation and subject to the consent of the Panel) an acceptance condition that is set at 90%
(or such lesser percentage, as Shell may, in accordance with the provisions of the Co-operation Agreement, decide) (i) in nominal value of the shares to which such Offer relates; and (ii) of the voting rights attached to those shares, and that is subject to Shell and/or (with the consent of the Panel) any members of the Shell Group having acquired or agreed to acquire, whether pursuant to the
Combination or otherwise, shares carrying more than 50% of the voting rights normally exercisable at a general meeting of BG, including, for this purpose, any such voting rights attaching to BG Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.
Part D: Certain further terms of the Combination
The availability of the Combination to persons not resident in the United
Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.
The Combination will be governed by English law and be subject to the jurisdiction of the English courts, to the conditions set out below and in the formal Scheme Document and related form of election. The Combination will comply with the applicable rules and regulations of the FCA and the London Stock
Exchange and the City Code.
Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.
Fractions of New Shell Shares will not be allotted to BG Shareholders but will be aggregated and sold as soon as practicable after the Scheme becomes effective. The net proceeds of such sale will then be paid in cash to the relevant BG Shareholders in accordance with their fractional entitlements.
Individual entitlements, however, to amounts of less than £5 will not be paid but will be retained for the benefit of Shell.
The New Shell Shares, which will be issued in connection with the Combination, have not been and will not be registered under any of the relevant securities laws of Canada, Japan or Australia and no regulatory clearance in respect of the
New Shell Shares has been, or will be, applied for in any jurisdiction other than the UK, the Netherlands and, if applicable, the US. The New Shell Shares may not be offered, sold or delivered, directly or indirectly, in Canada, Japan or Australia except pursuant to exemptions from applicable requirements of any such jurisdiction.
The New Shell Shares will be issued credited as fully paid and will rank pari passu in all respects with Shell shares in issue at the time the New Shell
Shares are issued pursuant to the Combination, including the right to receive and retain dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date. Applications will be made to the UK Listing Authority for the New Shell Shares to be admitted to the Official
List with a premium listing and to the London Stock Exchange for the New Shell
Shares to be admitted to trading. Application will also be made for admission to listing and trading of the New Shell Shares on Euronext Amsterdam.
BG Shares which will be acquired under the Combination will be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement other than (i) the final dividend in respect of the year ended 31 December 2014 of 14.37 cents (9.52 pence) per BG Share which has already been announced by BG; (ii) any interim dividend in respect of the six month period up to 30 June 2015 of not more than 14.38 cents per BG Share;
and (iii) if completion of the Combination occurs after the record date for
Shell’s 2015 fourth quarter interim dividend, a further BG dividend in respect of 2015 of not more than 14.37 cents per BG Share to which BG Shareholders would be entitled.
If any BG dividend, distribution or return of value is declared, announced, made or paid at any time in excess of those described above, Shell reserves the right to reduce the value implied under the terms of the Combination at such date by an amount equal to the excess amount (based on the $/£ exchange rate at the time of such declaration, announcement, making or payment). In such circumstances, to the extent possible, the cash component of the Consideration would be reduced by the amount of such excess.

APPENDIX 3
SOURCES OF INFORMATION AND BASES OF CALCULATION
In this Announcement:
1. All references to BG Shares are to BG ordinary shares of 10 pence each, references to Shell A Shares are to Shell A ordinary shares of €0.07 each and to
Shell B Shares are to Shell B ordinary shares of €0.07 each.
2. The aggregate value of the cash component of the Consideration of £13.2 billion is calculated by multiplying the offered amount of 383 pence in cash per
BG Share by BG’s fully diluted share capital (as referred to in paragraph 6 below).
3. The aggregate value of the share component of the Consideration of £33.8 billion is calculated by multiplying the number of Shell B Shares to be issued under the terms of the Combination (as referred to in paragraph 7(B) below) by the price per Shell B Share of 2,208.5 pence (being the Closing Price on 7 April
2015, the last Business Day prior to the date of this Announcement).
4. The value attributed to the entire existing issued and to be issued share capital of BG under the terms of the Combination of £47.0 billion is the sum of the aggregate value of the cash component and the aggregate value of the share component of the Consideration (as referred to in paragraphs 2 and 3 above respectively).
5. The percentage of the share capital of the Combined Group that will be owned by BG Shareholders of 19% is calculated by dividing the number of Shell B Shares to be issued under the terms of the Combination referred to in paragraph 7(B)
below by the issued share capital of the Combined Group (as set out in paragraph
7 below) and multiplying the resulting sum by 100 to produce a percentage.
6. The fully diluted share capital of BG of 3,439,117,047 BG Shares is calculated on the basis of:
(A) BG’s issued share capital as at the close of business on 7 April 2015 (being the last Business Day prior to the date of this Announcement) of 3,414,440,911
BG Shares (excluding 206,948,325 treasury shares); and
(B) 24,676,136 BG Shares which may be issued on or after the date of this
Announcement on the exercise of options or vesting of awards under the BG Share
Plans, as at the close of business on 7 April 2015 (being the last Business Day prior to the date of this Announcement), but excluding any vestings, exercises and lapses under the BG Share Plans since 31 December 2014.
7. The share capital of the Combined Group (being 7,866,778,228) has been calculated as the sum of:
(A) a total number of 6,334,995,495 Shell Shares, being the sum of 3,894,584,881
Shell A Shares and 2,440,410,614 Shell B Shares in issue (as at the close of business on 7 April 2015, the last Business Day prior to the date of this
Announcement); and
(B) 1,531,782,733 Shell B Shares which would be issued under the terms of the
Combination (being 0.4454 Shell B Shares to be issued per BG Share multiplied by the fully diluted share capital of BG as referred to in paragraph 6 above).
On the date of this Announcement Shell holds no ordinary shares in treasury.
8. Unless otherwise stated, all prices quoted for Shell and BG Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.
9. The premium calculations to the price per BG Share have been calculated by reference to the 90 trading day volume weighted average price of a Shell B Share of 2,170.3 pence and of a BG Share of 890.4 pence, and the Closing Price of a
Shell B Share of 2,208.5 pence and of a BG Share of 910.4 pence, as of 7 April
2015 (being the last Business Day prior to the date of this Announcement).
10. The 90 trading day volume weighted average prices of a Shell B Share and of a BG Share as of 7 April 2015 are derived from data provided by Bloomberg and refer to trading on the London Stock Exchange only.
11. Unless otherwise stated:
(A) historic financial information relating to Shell has been extracted or derived (without material adjustment) from the audited financial statements of
Shell contained in Shell's Annual Report and Accounts and Form 20-F for the
financial year ended 31 December 2014 or from Shell’s management sources; and
(B) historic financial information relating to BG has been extracted or derived
(without material adjustment) from the audited financial statements of BG contained in BG’s Annual Report and Accounts for the financial year ended 31
December 2014.
12. The synergy numbers are unaudited and are based on analysis by Shell’s management and on Shell’s internal records. Further information underlying the
Quantified Financial Benefits Statement contained in paragraph 6 of this
Announcement is provided in Appendix 5.
13. The timing expectations set out in this Announcement assume that the
Combination would be completed in early 2016.
14. Information relating to oil and gas production has been extracted from
Shell's Annual Report and Accounts and Form 20-F for the financial year ended 31
December 2014 and from Shell management information (in the case of information relating to Shell) and from BG’s Annual Report and Accounts for the financial year ended 31 December 2014 (in the case of information relating to BG). Forward looking production estimates have been compiled by Shell management.
15. The information relating to Shell’s proved reserves has been extracted from
Shell’s Annual Report and Accounts and Form 20-F for the financial year ended 31
December 2014 and the information relating to BG’s proved reserves has been extracted from BG’s Annual Report and Accounts for the financial year ended 31
December 2014. Shell’s proved reserves estimates are calculated pursuant to SEC
Rules; BG adopts the reserves definitions and guidelines consistent with the
Petroleum Resources Management System published by the Society of Petroleum
Engineers. If the Combination is completed, the reserves of the Combined Group will be determined and reported on an SEC basis. Accordingly, the reported reserves will likely differ from the estimates provided for the Combined Group and such differences could be material.
16. For the purpose of this announcement, Shell defines return on average capital employed as income for the relevant period on a clean current cost of supply (“CCS”) basis as a percentage of the average capital employed for the period. Forward looking assessments of the impact of the Combination on Shell’s return on average capital employed have been compiled by Shell management.
17. Shell’s forward looking estimates of cash flow from operations by around
2020 have been compiled by Shell management and assume $90/bbl Brent oil prices
(on a 2014 real terms basis).
18. Shell management’s assessment of the timing and size of share buybacks is subject to progress with debt reduction and oil prices recovering towards the middle of Shell’s long term planning range of $70-$90-$110 per barrel.
19. Where amounts are shown in both US dollars and sterling in this
Announcement, an exchange rate of £1.00/US$1.4857 has been used, which was derived from data provided by Bloomberg as at 4.30 p.m. London Time on 7 April
2015 (being the last Business Day prior to the date of this Announcement).
20. Certain figures included in this Announcement have been subject to rounding adjustments.

APPENDIX 4
DETAILS OF IRREVOCABLE UNDERTAKINGS
Name of BG Director  Number of BG Shares  Percentage of BG issued share capital
(excluding treasury shares)
Andrew Gould 65,000 0.001904
Helge Lund 16,771 0.000491
Simon Lowth 28,913 0.000847
Sir John Hood 8,795 0.000258
Vivienne Cox 4,557 0.000133
Pam Daley 32,000 0.000937
Martin Ferguson 57 0.000002
Baroness Hogg 18,466 0.000541
Caio Koch-Weser 3,600 0.000105
Lim Haw Kuang 5,087 0.000149
Sir David Manning 3,412 0.000100
Mark Seligman 22,126 0.000648
Patrick Thomas 8,780 0.000257
TOTAL 217,564 0.006372

APPENDIX 5
QUANTIFIED FINANCIAL BENEFITS STATEMENT
Part A
Paragraph 6 of this Announcement (Synergy potential of the Combination) contains statements of estimated cost savings and synergies arising from the Combination
(together, the “Quantified Financial Benefits Statement”).
A copy of the Quantified Financial Benefits Statement is set out below:
“Shell and BG have a good portfolio and country fit which offer synergy potential in a number of areas.
Shell is confident that, as a direct result of the Combination, the Combined
Group could generate attractive synergies and create additional shareholder value. Shell has identified pre-tax synergies that are expected to reach $2.5 billion per annum in 2018, comprising $1 billion of operating cost savings and a
$1.5 billion reduction in exploration expenditure. As reported below, Shell is also confident of realising additional synergies that cannot be quantified for reporting under the City Code at this time.
The potential sources of quantified cost savings, which are in addition to savings previously targeted by Shell and BG separately, include savings from:
• corporate, administrative, organisational and IT operational efficiencies;
• efficiencies in marketing and shipping costs;
• efficiencies in operated procurement spend; and
• the reduction in exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.
These savings would be incremental to any savings already planned by Shell.
The cost savings referred to in the first two bullets above are expected to be recurring.
Shell estimates that the implementation of the operating cost savings would give rise to one-off costs of approximately $980 million incurred in the first three years post completion to the end of 2018, of which approximately 65% would be incurred in 2016 and 30% in 2017. No material costs are expected to arise in relation to the implementation of the reduction in exploration expenditure.”
In identifying these synergies, the Shell Directors have formulated the following bases of belief:
• Corporate, administrative, organisational and IT operational efficiencies:
$870 million from the de-duplication of overlapping back office and business support functions, the elimination of overlapping support costs, office consolidation, the migration of BG onto Shell IT systems, and removal of duplicative corporate costs;
• Efficiencies in operated procurement spend ($90 million), and marketing and shipping costs ($50 million): $140 million from economies of scale in addressable operating, capital and raw material cost areas and optimisation of shipping and marketing; and
• Reduction in exploration expenditure: $1.5 billion from the reduction in exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.
The Shell Directors expect that these synergies would be delivered progressively, and anticipate that 50% on a run rate basis would be achieved by the end of 2016, 80% by the end of 2017, and the full run-rate in 2018.
Aside from the one-off costs referred to in the statement above, the Shell
Directors do not expect any material dis-synergies to arise in connection with the Combination.
Bases of belief
In preparing the Quantified Financial Benefits Statement, BG has provided Shell with certain operating and financial information to facilitate a detailed analysis in support of evaluating the potential synergies available from the
Combination. In circumstances where data has been limited for commercial or other reasons, the team has made estimates and assumptions to aid its development of individual synergy initiatives.
The cost base used as the basis for the quantified exercise is that contained in
BG’s 2014 Annual Report and Accounts.
The assessment and quantification of the potential synergies have in turn been informed by Shell management’s industry experience as well as their experience of executing and integrating past acquisitions.
In arriving at the estimate of synergies set out in this Announcement, following discussions with BG, the Shell Directors made the following operational assumptions:
• as regards headcount, Shell has assumed salary levels proportional to Shell’s own salaries by grade, aligned to BG reported employee expenditure;
• as regards IT costs, Shell anticipates transitioning BG support function activities (such as Finance, HR etc.) onto Shell’s existing systems and legacy
BG support function systems will cease to be used. Project IT, infrastructure and certain enterprise resource planning systems are assumed to be at least partially integrated into Shell;
• as regards synergies targeting procurement expenditure for operating assets, these are based on scale reductions in operating and capital expenditure forecasts informed by third party analysts data;
• as regards synergies targeting shipping and marketing, these are based on scale efficiencies across global marketing and shipping operations of the
Combined Group; and
• the targeted operating cost savings synergies assume inflation at 2% per annum; exploration expenditure savings do not include inflation.
The Shell Directors have, in addition, assumed that:
• the Combination will be completed in the first quarter of 2016 for these purposes;
• following completion of the transaction, Shell will own 100% of the ordinary share capital of BG;
• there will be no significant impact on the underlying operations of either company or their ability to continue to conduct their businesses;
• there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which Shell and BG operate that materially impact on the implementation or costs to achieve the proposed cost savings;
• there will be no material change in current foreign exchange rates; and
• there will be no change in tax legislation or tax rates in the countries in which Shell and BG operate that could materially impact the ability to achieve any benefits.
The Shell Directors consider that the expected benefits will accrue as a direct result of the Combination and could not be achieved independently of the
Combination.
Reports
As required by Rule 28.1(a) of the City Code, Deloitte LLP, as reporting accountants to Shell, and Bank of America Merrill Lynch, financial adviser to
Shell, have provided the opinions required under that Rule. Each of Deloitte LLP and Bank of America Merrill Lynch has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.
Notes:
1. The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.
2. Due to the scale of the Combined Group, there may be additional changes to the Combined Group's operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.
3. No statement should be construed as a profit forecast or interpreted to mean that the combined group's earnings in the first full year following implementation of the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Shell and/or BG for the relevant preceding financial period or any other period.

Part B
Report from Deloitte LLP
The Directors
on behalf of Royal Dutch Shell plc
Carel van Bylandtlaan 16
2596 HR The Hague
Netherlands
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
8 April 2015
Dear Sirs
FIRM INTENTION TO MAKE AN OFFER FOR BG GROUP PLC (THE “TARGET”) BY ROYAL DUTCH
SHELL PLC (“SHELL”)
We report on the statement made by the directors of Shell (the “Directors”) of synergy benefits set out in Part A of Appendix 5 to the announcement (the
“Announcement”) issued by Shell (the “Quantified Financial Benefits Statement”
or “the Statement”). The Statement has been made in the context of the disclosures within Part A of Appendix 5 setting out, inter alia, the basis of the Directors’ belief (identifying the principal assumptions and sources of information) supporting the Statement and their analysis, explanation and quantification of the constituent elements.
Responsibilities
It is the responsibility of the Directors to prepare the Statement in accordance with Rule 28 of the City Code on Takeovers and Mergers (the “City Code”).
It is our responsibility to form our opinion, as required by Rule 28.1(a) of the
City Code, as to whether the Statement has been properly compiled on the basis stated.
This report is given solely for the purposes of complying with Rule 28.1(a)(i)
of the City Code and for no other purpose. Therefore to the fullest extent permitted by law we do not assume any other responsibility to any person for any loss suffered by any such person as a result of, arising out of, or in connection with this report or our statement consenting to its inclusion in the
Announcement, which are required by Rule 28.1(a)(i) and Rule 23.3 of the City
Code respectively.
Basis of opinion
We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.
Our work included considering whether the Statement has been accurately computed based upon the disclosed bases of belief (including the principal assumptions).
Whilst the bases of belief (and the principal assumptions) upon which the
Statement is based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the bases of belief (or principal assumptions) adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Statement have not been disclosed or if any basis of belief (or principal assumption) made by the
Directors appears to us to be unrealistic. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.
We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Quantified Financial Benefits Statement has been properly compiled on the basis stated.
Since the Statement (and the principal assumptions on which it is based) relates to the future, the actual synergy benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material.
Accordingly, we can express no opinion as to the achievability of the synergy benefits identified by the Directors in the Statement.
Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We therefore accept no responsibility and deny any liability to any person using this report in connection with an offering of securities who makes a claim on the basis they had acted in reliance on the protections afforded by
United States of America law and regulation.
Opinion
In our opinion, based on the foregoing, the Quantified Financial Benefits
Statement has been properly compiled on the basis stated.
Yours faithfully
Deloitte LLP
Chartered Accountants
Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street
Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom
member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

Part C
Report from Merrill Lynch International
The Board of Directors
Carel van Bylandtlaan 16
2596 HR The Hague
Netherlands
8 April 2015
Dear Sirs,
Firm intention to make an offer for BG Group plc by Royal Dutch Shell plc
("Shell")
We refer to the Quantified Financial Benefits Statement, the bases of belief thereof and the notes thereto (together, the "Statement") as set out in Part A of Appendix 5 of this Announcement, for which the Board of Directors of Shell
(the “Directors”) are solely responsible under Rule 28 of the City Code on
Takeovers and Mergers (the "Code").
We have discussed the Statement (including the assumptions and sources of information referred to therein), with the Directors and those officers and employees of Shell who developed the underlying plans. The Statement is subject to uncertainty as described in this Announcement and our work did not involve an independent examination of any of the financial or other information underlying the Statement.
We have relied upon the accuracy and completeness of all the financial and other information provided to us by, or on behalf of, Shell, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this letter.
We do not express any opinion as to the achievability of the quantified financial benefits identified by the Directors.
We have also reviewed the work carried out by Deloitte LLP and have discussed with them the opinion set out in Part B of Appendix 5 of this Announcement addressed to yourselves and ourselves on this matter.
This letter is provided to you solely in connection with Rule 28.1(a)(ii) of the
Code and for no other purpose. We accept no responsibility to Shell or its shareholders or any person other than the Directors in respect of the contents of this letter; no person other than the Directors can rely on the contents of this letter, and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its results, or the work undertaken in connection with this letter, or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.
On the basis of the foregoing, we consider that the Statement, for which you as the Directors are solely responsible, has been prepared with due care and consideration.
Yours faithfully,
Merrill Lynch International

APPENDIX 6
DEFINITIONS
“ACCC” Australian Competition and Consumer Commission
“Announcement” this Announcement made pursuant to Rule 2.7 of the City Code
“Anti-Monopoly Law” the Anti-Monopoly Law of the People's Republic of China
“Authorisations” for the purposes of the Conditions, means authorisations, orders, grants, recognitions, determinations, confirmations, consents, licences, clearances, permissions, exemptions and approvals
“Bank of America Merrill Lynch” Merrill Lynch International, a subsidiary of
Bank of America Corporation
“BG” BG Group plc, incorporated in England and Wales with registered number
03690065
“BG ADRs” American Depositary Receipts, each evidencing a BG American Depositary
Share, which represents one BG Share
“BG Board” the BG Directors collectively
“BG Depositary” the depositary from time to time for the BG ADRs pursuant to a deposit agreement between it, BG and the holders and beneficial owners of BG
ADRs
“BG Directors” the directors of BG as at the date of this Announcement or, where the context so requires, the directors of BG from time to time
“BG General Meeting” the general meeting of BG Shareholders to be convened to consider and if thought fit pass, inter alia, a special resolution in relation to the Combination
“BG Group” BG and its Subsidiaries and subsidiary undertakings
“BG Meetings” the Court Meeting and the BG General Meeting
“BG Shareholders” the holders of BG Shares
“BG Share Plans” the BG Long-Term Incentive Plan 2008 (including the BG Deferred
Bonus Plan 2008 and the BG Voluntary Bonus Deferral Plan), the BG Sharesave Plan
2008, the BG Company Share Option Scheme, the BG Share Award Plan, the BG Share
Incentive Plan 2008 and the BG Global Partnership Plan
“BG Shares” BG ordinary shares of 10 pence each
“boe(pd)” barrels of oil equivalent (per day)
“Break Payment Event” as defined in paragraph 17 of this Announcement
“Business Day” a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, other than solely for trading and settlement in Euro
“CADE” Brazil’s Council for Economic Defence
“CCS” current cost of supply
“Circular” the circular to be sent by Shell to Shell Shareholders summarising the background to and reasons for the Combination which will include a notice convening the Shell General Meeting
“City Code” the City Code on Takeovers and Mergers
“Closing Price” the closing middle market quotations of a share derived from the
Daily Official List of the London Stock Exchange
“CMA” UK Competition and Markets Authority
“Combination” the proposed acquisition of the entire issued and to be issued share capital of BG by Shell, to be effected by the Scheme as described in this document (or by the Offer under certain circumstances described in this document)
“Combined Group” the enlarged group following the Combination, comprising the
Shell Group and the BG Group
“Conditions” the conditions to the implementation of the Combination set out in
Part A of Appendix 2 to this Announcement and to be set out in the Scheme
Document
“Consideration” the consideration payable to BG Shareholders in connection with the Combination comprising a cash component of 383 pence per BG Share and a share component of 0.4454 New Shell Shares per BG Share
“Co-operation Agreement” the agreement dated 8 April 2015 between Shell and BG and relating, among other things, to the implementation of the Combination
“Court” the High Court of Justice in England and Wales
“Court Meeting” the meeting of the BG Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act 2006 for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) and any adjournment, postponement or reconvention thereof
“CREST” the relevant system (as defined in the Uncertificated Securities
Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland
Limited is the Operator (as defined in the Regulations)
“Deloitte LLP” Deloitte LLP, the United Kingdom member firm of Deloitte Touche
Tohmatsu Limited, a UK private company limited by guarantee, whose member firms are legally separate and independent entities
“Disclosed” the information fairly disclosed by, or on behalf of BG: (i) in the
Annual Report and Accounts of the BG Group for the financial year ended 31
December 2014; (ii) in this Announcement; (iii) in any other public announcement made by BG in accordance with the Listing Rules, Disclosure Rules or
Transparency Rules after 31 December 2014; or (iv) as disclosed in writing prior to the date of this Announcement by or on behalf of BG to Shell (or its respective officers, employees, agents or advisers in their capacity as such)
“Dutch Revenue Service” the Dutch Revenue Service (Belastingdienst), a unit governed by the Dutch Ministry of Finance (Ministerie van Financiën) competent to impose and collect Dutch income tax (inkomstenbelasting), Dutch corporate income tax (vennootschapsbelasting) and miscellaneous other Dutch taxes
“Effective Date” the date on which:
(a) the Scheme becomes effective in accordance with its terms; or
(b) if Shell elects to implement the Combination by way of an Offer, the date the Offer becomes or is declared unconditional in all respects
“EFTA” the European Free Trade Association
“EU” or “European Union” an economic and political union of 28 member states which are located primarily in Europe
“Euronext Amsterdam” Euronext in Amsterdam, a regulated market of Euronext
Amsterdam N.V.
“FATA” the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth)
“FCA” the Financial Conduct Authority
“kboe(pd)” thousand barrels of oil equivalent (per day)
“Listing Rules” the rules and regulations made by the FCA pursuant to Part 6 of the Financial Services and Markets Act 2000 and contained in the FCA's publication of the same name
“LNG” liquefied natural gas
“London Stock Exchange” London Stock Exchange plc
“Long Stop Date” 31 July 2016 or such later date as may be agreed in writing by
BG and Shell (with the Panel’s consent and as the Court may approve (if such approval is required))
“mboe” million barrels of oil equivalent
“Mix and Match Facility” the mix and match facility under which BG Shareholders may, subject to countervailing elections made by other BG Shareholders, elect to vary the proportion of New Shell Shares and cash received under the terms of the
Combination
“MOFCOM” the Ministry of Commerce of the People's Republic of China
“mtpa” million tonnes per annum
“New Shell Shares” the Shell B Shares to be issued and, subject to a valid election to that effect by a BG Shareholder (or if it is no longer possible to issue Shell B Shares and subject to paragraphs 13, 17 and 27 of this
Announcement and the provisions of the Co-operation Agreement) the Shell A
Shares to be issued pursuant to the Combination
“Offer”  should the Combination be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act 2006 in the circumstances described in this Announcement, the offer to be made by or on behalf of Shell to acquire the entire issued and to be issued share capital of BG and, where the context admits, any subsequent revision, variation, extension or renewal of such offer
“Offer Document” should the Combination be implemented by means of the Offer, the document to be sent to BG Shareholders which will contain, inter alia, the terms and conditions of the Offer
“Offer Period” the period commencing on 7 April 2015 and ending on: (i) the earlier of the date on which the Scheme becomes effective and/or the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide); or (ii) the earlier of the date on which the Offer has become or has been declared unconditional as to acceptances and/or the date on which the Offer lapses or is withdrawn (or such other date as the Panel may decide), in each case other than where such lapsing or withdrawal is a result of Shell exercising its right to implement the Combination by way of an Offer or a Scheme (as appropriate)
“Official List” the official list maintained by the UK Listing Authority
“Opening Position Disclosure” an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the offer if the person concerned has such a position
“Overseas Shareholders” Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom
“Panel” the Panel on Takeovers and Mergers
“Pre-Conditions” the pre-conditions to the Combination, as set out in Appendix 1 to this Announcement
“PRMS” Petroleum Resources Management System
“Prospectus” the prospectus document to be published by Shell at the same time as the Scheme Document in respect of the New Shell Shares to be issued to BG
Shareholders in connection with the Combination and for the purpose of admission of the New Shell Shares to the Official List and to Euronext Amsterdam
“Quantified Financial Benefits Statement” as defined in Part A of Appendix 5 to this Announcement
“Regulation” Council Regulation (EC) 139/2004 (as amended)
“Regulatory Conditions” the Conditions set out in paragraphs (b) to (k)
(inclusive) of Part A of Appendix 2 (so far as, in the case of the Conditions set out in paragraphs (i), (j) and (k) of Part A of Appendix 2, the relevant
Third Party under those Conditions is a Relevant Authority, as defined in the
Co-operation Agreement)
“Restricted Jurisdiction” any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Combination is sent or made available to BG
Shareholders in that jurisdiction
“Scheme”  the proposed scheme of arrangement under Part 26 of the Companies Act
2006 between BG and BG Shareholders to implement the Combination with or subject to any modification, addition or condition approved or imposed by the Court
“Scheme Court Hearing” the hearing of the Court to sanction the Scheme under section 899 of the Companies Act 2006
“Scheme Court Order” the order of the Court sanctioning the Scheme under section
899 of the Companies Act 2006
“Scheme Document” the document to be dispatched to BG Shareholders including the particulars required by section 897 of the Companies Act 2006
“Scheme Record Time”  the time and date specified as such in the Scheme Document or such later time as BG and Shell may agree
“Scheme Shareholder” holders of Scheme Shares
“Scheme Shares” 1. the BG Shares in issue at the date of the Scheme Document;
2. any BG Shares issued after the date of the Scheme Document and prior to the
Voting Record Time; and
3. any BG Shares issued at or after the Voting Record Time and prior to the
Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme, or shall by such time have agreed in writing to be bound by the Scheme,
in each case excluding any BG Shares held in treasury
“SEC” the US Securities and Exchange Commission
“Shell” Royal Dutch Shell plc, incorporated in England and Wales with registered number 04366849
“Shell A Shares” Shell A ordinary shares of €0.07 each
“Shell B Shares” Shell B ordinary shares of €0.07 each
“Shell Board” the Shell Directors collectively
“Shell Directors” the directors of Shell as at the date of this Announcement or, where the context so requires, the directors of Shell from time to time
“Shell General Meeting” the general meeting of Shell to be convened in connection with the Combination, notice of which will be sent to the Shell
Shareholders, including any adjournment thereof
“Shell Group” Shell and its Subsidiaries and subsidiary undertakings
“Shell Resolutions” the ordinary shareholder resolutions of Shell to approve, effect and implement the Combination and to grant authority to the Shell
Directors to allot the New Shell Shares
“Shell Shareholders” holders of Shell A Shares or Shell B Shares
“Shell Transport” The Shell Transport and Trading Company Limited
“Subsidiary” has the meaning given in section 1159 of the Companies Act 2006
“subsidiary undertaking” has the meaning given in section 1162 of the Companies
Act 2006
“UK” or “United Kingdom” the United Kingdom of Great Britain and Northern
Ireland
“UK Listing Authority” the FCA acting in its capacity as the authority for listing in the UK
“US” or “United States” the United States of America, its territories and possessions, any state of the United States of America and the District of
Columbia
“US Exchange Act” the US Securities Exchange Act of 1934, as amended
“US Securities Act” the US Securities Act of 1933, as amended
“Voting Record Time” 6.00 p.m. on the day which is two days prior to the date of the Court Meeting or any adjournment thereof (as the case may be)
“Wider BG Group” has the meaning given in Appendix 2
“Wider Shell Group” has the meaning given in Appendix 2

All times referred to are London time unless otherwise stated.
All references to “GBP”, “pence”, “sterling” or “£” are to the lawful currency of the United Kingdom.
All references to “Euro” or “€” are to the lawful currency of the European
Union.
All references to “US dollar”, “USD”, “US$” or “cents”, are to the lawful currency of the United States.
All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 8 April 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary